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Filed Pursuant to Rule 424(b)(2)
Registration Number 333-131076

         Subject to Completion November 28, 2007

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospecus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 17, 2006)

Enbridge Energy Partners, L.P.

                   Class A Common Units

Representing Limited Partner Interests

        We are selling                Class A Common Units. We have granted the underwriters a 30-day option to purchase up to an additional                Class A Common Units to cover over-allotments.

        Our Class A Common Units are traded on the New York Stock Exchange under the symbol "EEP." The last reported sale price of the units on November 27, 2007 was $53.30 per unit.

        Investing in our Class A Common Units involves risks. See "Risk Factors" beginning on page S-8 of this prospectus supplement and on page 4 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Class A Common Unit	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Enbridge Energy Partners, L.P. (before expenses)	$	$

        The underwriters expect to deliver the Class A Common Units on or about                , 2007.

Joint Book-Running Managers

Citi	Morgan Stanley	Wachovia Securities

                , 2007

Enbridge Energy Partners, L.P. Systems Map

Norman Wells
Zama
Fort McMurray
Edmonton
Hardisty
Calgary
Seattle
Portland
Regina
Cromer
Minot
Clearbrook
Superior
Montreal
Toronto
Buffalo
Casper
Salt Lake City
Chicago
Detroit
Toledo
Wood River
Patoka
Cushing
Dallas
Houston
New Orleans

★ ENBRIDGE ENERGY PARTNERS, L.P.
Headquarters
Houston, Texas, USA

★ ENBRIDGE INC.
Headquarters
Calgary, Alberta, Canada

Liquids Systems

Liquids Systems and Joint Ventures

Natural Gas Systems

Third-Party Connecting Carrier

This map depicts some Enbridge Inc. assets to provide an understanding of how they connect with certain Enbridge Energy Partners, L.P. systems. Enbridge Inc. is the ultimate parent company of Enbridge Energy Company, Inc., the general partner of Enbridge Energy Partners, L.P.

PROSPECTUS SUPPLEMENT
About this Prospectus Supplement
Available Information
Prospectus Supplement Summary
Risk Factors
Use of Proceeds
Capitalization
Price Range of Class A Common Units and Distributions
Conflicts of Interest and Fiduciary Responsibilities
Material Tax Consequences
Investment in Enbridge Partners by Employee Benefit Plans
Underwriting
Legal Matters
PROSPECTUS
About this Prospectus
Available Information
Incorporation of Certain Information by Reference
Enbridge Energy Partners, L.P.
Risk Factors
Information Regarding Forward-Looking Statements
Description of Our Debt Securities
Description of Our Class A Common Units
Cash Distribution Policy
Use of Proceeds
Legal Matters
Experts

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering of Class A Common Units. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

        If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the Class A Common Units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or in the documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS SUPPLEMENT

        As used in this prospectus supplement and the accompanying prospectus, "we," "us," "our" and "Enbridge Partners" mean Enbridge Energy Partners, L.P. and, where the context requires, include our operating subsidiaries. In addition, we refer to Enbridge Energy Management, L.L.C., which manages and controls our business and affairs, as "Enbridge Management," and we refer to Enbridge Energy Company, Inc., our general partner and an indirect wholly owned subsidiary of Enbridge Inc., as "Enbridge Energy Company." "Enbridge Inc." refers to Enbridge Inc. of Canada, which is the indirect owner of our general partner. Our Class A Common Units represent limited partner interests in Enbridge Energy Partners, L.P. We also have limited partner interests that are represented by Class B Common Units, Class C Units and i-units. The Class A Common Units and the Class B Common Units are referred to in this prospectus supplement as "common units," and, together with the Class C Units and the i-units, are referred to in this prospectus supplement as "units."

AVAILABLE INFORMATION

        We file annual, quarterly and other reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for information on the public reference room. You can also find our filings at the SEC's website at http://www.sec.gov and on our website at http://www.enbridgepartners.com. Information contained on our website is not part of this prospectus supplement or the accompanying prospectus. In addition, our reports and other information about us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus supplement or the accompanying prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and may replace this information and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until we sell all of the securities offered by this prospectus supplement or until we terminate the offering, other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus supplement and the accompanying prospectus:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on February 22, 2007;

  •
  Our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2007, filed with the SEC on April 30, 2007; for the quarterly period ended June 30, 2007, filed with the SEC on July 31, 2007; and for the quarterly period ended September 30, 2007, filed with the SEC on October 30, 2007;

  •
  Our Current Reports on Form 8-K filed with the SEC on April 2, 2007, April 10, 2007, April 26, 2007, May 11, 2007, May 17, 2007, August 1, 2007, August 30, 2007, September 24, 2007, September 26, 2007, September 28, 2007, and October 29, 2007.

  •
  The description of the Class A Common Units contained in our Registration Statement on Form 8-A, filed with the SEC on November 14, 1991, as amended by Amendment No. 1 to Form 8-A on Form 8, filed with the SEC on December 9, 1991, Amendment No. 2 on Form 8-A/A, filed with the SEC on May 2, 1997, Amendment No. 3 on Form 8-A/A, filed with the SEC on August 8, 2001, and Amendment No. 4 on Form 8-A/A, filed with the SEC on May 7, 2003.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information from this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Class A Common Units. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the Class A Common Units, information about our business and our financial data. We urge you to read carefully the entire prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference, and our financial statements and the notes to those statements, before making an investment decision.

Enbridge Partners

Business Description

        We are a publicly traded Delaware limited partnership that owns and operates crude oil and liquid petroleum transportation and storage assets and natural gas gathering, treating, processing, transportation and marketing assets in the United States. We were formed in 1991 by our general partner, Enbridge Energy Company, to own and operate the Lakehead system, which is the United States portion of a crude oil and liquid petroleum pipeline system extending from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada. A subsidiary of Enbridge Inc. owns the Canadian portion of the system. Enbridge Inc. provides energy transportation, distribution and related services in North America and internationally.

        Enbridge Management is a Delaware limited liability company that was formed in May 2002 to manage our business and affairs. Under a delegation of control agreement, our general partner delegated substantially all of its power and authority to manage and control our business and affairs to Enbridge Management. Our general partner, through its direct ownership of the voting shares of Enbridge Management, elects all of the directors of Enbridge Management. Enbridge Management is the sole owner of all our i-units.

        Our executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002 and our telephone number is (713) 821-2000.

Organizational Structure

        The following chart shows our organization and ownership structure as of the date of this prospectus supplement before giving effect to this offering. The ownership percentages referred to in this prospectus supplement reflect the approximate effective ownership in us presented below.

Enbridge Inc.
(NYSE: ENB) (TSX: ENB)
Publicly owned
100% (indirectly owned)
Enbridge Energy Company, Inc.
2% general partner interest and incentive distribution rights and 10.6% limited partner interest (Class B Common Units and Class C Units)
Voting share
17.2% interest
Enbridge Energy Management, L.L.C.
(NYSE: EEQ)
82.8% interest
Publicly owned
Management & Control
14.7% limited partner interest (i-units)
Enbridge Energy Partners, L.P.
(NYSE: EEP)
Publicly owned
72.7% limited partner interest (Class A Common Units and Class C Units)
Operating Subsidiaries

Ownership of Enbridge Energy Partners, L.P. as of November 27, 2007

i-units owned by Enbridge Management	14.7%
Class A Common Units owned by the public	59.6%
Class B Common Units owned by Enbridge Energy Company	4.2%
Class C Units owned by Enbridge Energy Company	6.4%
Class C Units owned by institutional investors	13.1%
General Partner Interest	2.0%

Total	100.0%

Enbridge Inc. holds an effective 15.1% interest in us through its ownership in Enbridge Energy Company.

The Offering

        The following information assumes, unless otherwise noted, that the underwriters do not exercise the option we have granted to them to purchase up to             additional Class A Common Units to cover over-allotments.

Securities Offered	Class A Common Units ( Class A Common Units if the underwriters' over-allotment option is exercised in full)
Units to be Outstanding After the Offering
Class A Common Units (representing a % ownership interest) 3,912,750 Class B Common Units (representing a % ownership interest) 18,073,367 Class C Units (representing a % ownership interest) 13,564,086 i-units (representing a % ownership interest)
New York Stock Exchange Symbol	EEP
Use of Proceeds
We will receive net proceeds from the offering of approximately $ million, or approximately $ million if the underwriters' over-allotment option is exercised in full. We intend to use the net proceeds from this offering, including the proceeds from any exercise of the over-allotment option, to repay a portion of our outstanding commercial paper and any credit facility borrowings that we used to finance a portion of our capital expansion projects. A portion of the net proceeds from the offering may be invested in short-term investment grade securities pending their use for such purpose. Please read "Use of Proceeds" in this prospectus supplement. Affiliates of certain underwriters are lenders under our credit facility and as such may receive a portion of the proceeds from this offering. See "Underwriting."
Timing of Quarterly Distributions
Cash distributions are made on our common units on a quarterly basis. Our current quarterly distribution rate is $0.950 per unit, or $3.80 per unit on an annualized basis, based on the last quarterly distribution paid by us. Distributions on our units are generally paid before the end of the second month following March 31, June 30, September 30 and December 31. The first distribution payable to holders of the Class A Common Units offered by this prospectus supplement will be declared and paid in the first quarter of 2008.
Risk Factors
An investment in the Class A Common Units involves risk. Please read "Risk Factors" in this prospectus supplement, the accompanying prospectus, and other information contained or incorporated by reference in this prospectus supplement and accompanying prospectus for a discussion of factors you should carefully consider before you invest in our Class A Common Units.

Estimated ratio of taxable income to distributions
We estimate that a purchaser of Class A Common Units in this offering who holds those Class A Common Units through the record date for distributions with respect to the quarter ending December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for the taxable years 2007 through 2010 that will be 10% or less of the amount of cash distributed with respect to such Class A Common Units for that period. Please read "Material Tax Consequences" beginning on page S-18 of this prospectus supplement for an explanation of the basis of this estimate.

Summary Historical Financial and Operating Data

        We have derived the summary historical financial data as of and for each of the years ended December 31, 2004, 2005 and 2006 from our audited financial statements and related notes. We have derived the summary historical financial data as of September 30, 2006 and 2007 and for the nine-month periods then ended from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair statement of the data. The results for the nine-month period ended September 30, 2007 are not necessarily indicative of the results that may be expected for any other period or for the full fiscal year. You should read the information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2006, and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

        Acquired systems and assets are included in the Summary Historical Financial and Operating Data from the date of acquisition. The Summary Historical Financial and Operating Data includes data relating to our Kansas Pipeline system, which we sold on November 1, 2007 for $133 million.

Summary Historical Financial Data

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
	(dollars in millions, except per unit amounts)
Income Statement Data:
Operating revenue	$4,291.7	$6,476.9	$6,509.0	$4,845.6	$5,162.3

Cost of natural gas	3,587.1	5,763.3	5,514.6	4,099.2	4,390.7
Operating and administrative expenses	274.1	326.8	364.8	256.3	306.6
Depreciation and amortization	120.5	138.2	135.1	101.5	121.3
Power	72.8	74.8	107.6	78.3	87.1
Gain on sale of assets	—	(18.1)	—	—	—

Total operating expenses	4,054.5	6,285.0	6,122.1	4,535.3	4,905.7

Operating income	237.2	191.9	386.9	310.3	256.6
Other income	3.0	5.0	8.5	7.4	2.3
Interest expense	88.4	107.7	110.5	84.0	70.2
Rate refunds	(13.6)	—	—	—	—

Income before income tax expense	138.2	89.2	284.9	233.7	188.7
Income tax expense	—	—	—	—	3.7

Net income	$138.2	$89.2	$284.9	233.7	185.0

Net income per limited partner unit (1)	$2.06	$1.06	$3.62	$3.11	$1.87

Cash distributions paid per limited partner unit	$3.70	$3.70	$3.70	$2.775	$2.775

Financial Position Data (at period end):
Property, plant and equipment, net	$2,778.0	$3,080.0	$3,824.9	$3,509.6	$5,134.7
Total assets	3,770.7	4,428.4	5,223.8	4,838.5	6,353.8
Long-term debt, excluding current portion	1,559.4	1,682.9	2,066.1	1,827.4	2,541.2
Loans from general partner and affiliates	142.1	151.8	136.2	134.0	143.1
Partners' capital:
Class A common units	$1,021.6	$1,142.4	$1,141.7	$1,159.9	$1,360.7
Class B common units	66.7	67.2	67.6	68.9	74.2
Class C units	—	—	509.8	503.7	863.5
i-units	399.4	421.7	466.3	459.3	507.4
General partner	31.0	34.6	47.6	47.6	61.5
Accumulated other comprehensive loss	(120.8)	(302.1)	(189.6)	(206.5)	(226.2)

Total partners' capital	$1,397.9	$1,363.8	$2,043.4	$2,032.9	$2,641.1

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
	(dollars in millions)
Other Financial Data:
EBITDA (2)	$347.1	$335.1	$530.5	$419.2	$380.2
Cash flow provided by operating activities	245.4	267.1	321.6	229.9	417.9
Cash flow used in investing activities	419.1	437.1	867.0	529.8	1,374.0
Cash flow provided by financing activities	187.6	181.5	640.2	463.7	920.9
Additions to property, plant and equipment and asset acquisitions included in investing activities	429.8	531.2	897.7	547.6	1,428.4
(1)
The general partner's allocation of net income with respect to its general partner interest in the following amounts has been deducted before calculating net income per common unit: 2004, $22.5 million; 2005, $23.5 million; 2006, $30.9 million; nine months ended September 30, 2006, $23.1 million; and nine months ended September 30, 2007, $26.4 million. The weighted average number of outstanding common units for each period is as follows: 2004, 56.1 million; 2005, 62.1 million; 2006, 70.2 million; nine months ended September 30, 2006, 67.8 million; and nine months ended September 30, 2007, 84.8 million. Our Class C units are included in the calculations for 2006 and the first nine months of 2006 and 2007.

(2)
We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest and (c) income taxes. EBITDA is used as a supplemental financial measure in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with accounting principles generally accepted in the United States or as a measure of liquidity. EBITDA is not defined under accounting principles generally accepted in the United States, and it may not be the same as similarly titled measures used by others.

EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to common unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides a basis for investors and management to assess and measure performance over time and in relation to companies who own similar assets. Moreover, our credit facility requires us to use EBITDA in calculating certain financial ratios. Although EBITDA is used as a supplemental financial measure to assess our ability to generate cash sufficient to pay interest costs and make cash distributions to common unitholders as noted above, the amount of cash available for such payments is also subject to our ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities. The table set forth below shows (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our net income and cash flow from operating activities.

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
	(dollars in millions)
Net income	$138.2	$89.2	$284.9	$233.7	$185.0
Add (deduct):
Depreciation and amortization	120.5	138.2	135.1	101.5	121.3
Interest expense	88.4	107.7	110.5	84.0	70.2
Income tax expense	—	—	—	—	3.7

EBITDA	347.1	335.1	530.5	419.2	380.2
Add (deduct):
Interest expense	(88.4)	(107.7)	(110.5)	(84.0)	(70.2)
Income tax expense	—	—	—	—	(3.7)
Other adjustments to reconcile net income to cash provided from operating activities (a)	1.6	39.5	(48.6)	(32.9)	19.0
Changes in operating assets and liabilities, net (b)	(14.9)	0.2	(49.8)	(72.4)	92.6

Cash flow from operating activities	$245.4	$267.1	$321.6	$229.9	$417.9

  (a)
  As disclosed on our Consolidated Statements of Cash Flows.

  (b)
  Summation of "Changes in operating assets and liabilities" as disclosed on our Consolidated Statements of Cash Flows.

Operating Data

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
Liquids:
Lakehead
Deliveries (thousands of barrels per day) (1)
United States	1,064	1,036	1,204	1,174	1,191
Ontario	358	303	313	306	333

Total Lakehead system deliveries	1,422	1,339	1,517	1,480	1,524

Barrel miles (billions) (2)	367	338	400	291	301

Average haul (miles)	706	692	722	721	723

Mid-Continent
Deliveries (thousands of barrels per day) (1)	237	236	244	247	248

North Dakota
Deliveries (thousands of barrels per day) (1)
Trunkline	78	79	85	83	91
Gathering	7	8	7	7	6

Total North Dakota system deliveries	85	87	92	90	97

Total Liquids delivery volumes	1,744	1,662	1,853	1,817	1,869

Natural Gas:
Average daily volume (3)
East Texas	676,000	860,000	1,019,000	998,000	1,162,000
Anadarko	357,000	488,000	582,000	573,000	588,000
North Texas	192,000	265,000	294,000	288,000	344,000
South Texas (4)	40,000	33,000	—	—	—
UTOS	219,000	158,000	181,000	197,000	176,000
Midla	103,000	106,000	109,000	119,000	117,000
AlaTenn	62,000	59,000	41,000	40,000	41,000
KPC	48,000	31,000	29,000	31,000	24,000
Bamagas	25,000	29,000	88,000	94,000	126,000
Other major intrastates (5)	197,000	230,000	224,000	221,000	241,000

Total	1,919,000	2,259,000	2,567,000	2,561,000	2,819,000

(1)
"Deliveries" means the amount of liquid hydrocarbons delivered by a pipeline to points along the system and is quantified using a barrel as a unit of measure. "Barrels per day" delivery data is a measurement of average deliveries for the indicated period and is computed by dividing the number of barrels delivered for the period by the number of days in the period. North Dakota deliveries includes trunkline and gathering deliveries.

(2)
"Barrel miles" is a measurement of how fully a pipeline is used over its length and is calculated by multiplying the amount of each individual delivery (measured in barrels) by the distance it is shipped (measured in miles) and then adding the results so obtained for all deliveries.

(3)
In millions of British thermal units per day, or "MMBtu/day."

(4)
In December 2005, we sold the South Texas assets and a sour gas system in East Texas which had a combined average daily volume of approximately 55,000 MMBtu/d.

(5)
Includes the volumes of our Gloria system in the amounts of 21,000 MMBtu/d, 44,000 MMBtu/d, 66,000 MMBtu/d, 65,000 MMBtu/d and 64,000 MMBtu/d for the respective periods.

RISK FACTORS

        Before you invest in our Class A Common Units, you should be aware that such an investment involves various risks, including those described in the accompanying prospectus and the documents we have incorporated by reference. If any of those risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Class A Common Units could decline, and you could lose all or part of your investment. You should also consider carefully the discussion of risk factors below, on page 4 of the accompanying prospectus under the captions "Risk Factors" and "Information Regarding Forward-Looking Statements" and in our other current filings with the SEC under the Exchange Act, particularly under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for our fiscal year ended December 31, 2006 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007, which are incorporated by reference into this prospectus supplement.

Risks Related to Our Business

        Changes in our tariff rates or challenges to our tariff rates could have a material adverse effect on our financial condition and results of operations.

        The tariff rates charged by several of our existing pipeline systems are regulated by the United States Federal Energy Regulatory Commission (FERC), or various state regulatory agencies. If one of these regulatory agencies, on its own initiative or due to challenges by third parties, were to lower our tariff rates, the profitability of our pipeline businesses might suffer. If we were permitted to raise our tariff rates for a particular pipeline, there might be significant delay between the time the tariff rate increase is approved and the time that the rate increase actually goes into effect, which delay could further reduce our cash flow. Furthermore, competition from other pipeline systems may prevent us from raising our tariff rates even if regulatory agencies permit us to do so. The regulatory agencies that regulate our systems periodically propose and implement new rules and regulations, terms and conditions of services subject to their jurisdiction. New initiatives or orders may adversely affect the tariff rates charged for our services. Some producing states, including Oklahoma and Texas, are considering legislation that would require rate and/or service regulation of gathering and intrastate transmission natural gas systems. Increased state regulation could adversely impact our natural gas systems.

        The question of whether and to what extent an income tax allowance should be included in a regulated utility's cost of service for rate-making purposes has been a matter of uncertainty for a number of years and has been pending judicial review. On May 29, 2007 the United States Court of Appeals for the District of Columbia Circuit (the "DC Circuit") denied petitions for review of the FERC's income tax allowance ("ITA") policy. The DC Circuit, which previously vacated and remanded prior FERC orders on the subject, affirmed the ITA policy that the FERC adopted in its May 4, 2005, Policy Statement on Income Tax Allowances, 111 FERC 61,139 ("Policy Statement") which concluded that "such an allowance should be permitted on all partnership interests, or similar legal interests, if the owner of that interest has an actual or potential income tax liability on the public utility income earned through the interest," thereby extending the ITA to both corporations and partnerships (or other pass-through entities). The DC Circuit's opinion is not yet final, and is subject to potential requests for rehearing and/or review by the United States Supreme Court. In addition, the FERC's Policy Statement contemplates that individual rate proceedings will determine "whether a particular partner… has an actual or potential income tax liability, and what assumptions, if any, should determine the amount of the related tax rate…"

        A related issue is whether the FERC's Policy Statement can be relied upon by shippers as a substantial change in circumstances sufficient to remove the grandfathering protection under the

Energy Policy Act of 1992 ("EP Act") from an oil pipeline's rates. As part of its May 29, 2007 opinion, the DC Circuit denied the petitions for review with respect to the EP Act issues and upheld the FERC's interpretation of the EP Act as reasonable. As noted above, the DC Circuit's opinion is not yet final.

        We believe that the rates we charge for transportation services on our interstate common carrier liquids pipelines are just and reasonable under the Interstate Commerce Act. However, because the rates that we charge are subject to review upon an appropriately supported protest or complaint, we cannot predict what rates we will be allowed to charge in the future for service on our interstate common carrier liquids pipelines. Furthermore, because rates charged for transportation services must be competitive with those charged by other transporters, the rates set forth in our tariffs will be determined based on competitive factors in addition to regulatory considerations.

        Our financial performance could be adversely affected if our pipeline systems are used less.

        Our financial performance depends to a large extent on the volumes transported on our pipeline systems. Decreases in the volumes transported by our systems, whether caused by supply or demand factors in the markets these systems serve, competition or otherwise, can directly and adversely affect our revenues and results of operations.

        The volume of shipments on our Lakehead system depends heavily on the supplies of western Canadian crude oil. Insufficient supplies of western Canadian crude oil will adversely affect our business by limiting shipments on our Lakehead system. Decreases in conventional crude oil exploration and production activities in western Canada and other factors including supply disruption and competition can reduce the utilization of our Lakehead system. For example, in January 2005, deliveries on our Lakehead system were impacted by a fire at a Suncor facility. The volume of crude oil that we transport on the Lakehead system also depends on the demand for crude oil in the Great Lakes and Midwest regions of the United States and the delivery by others of crude oil and refined products into these regions and the Province of Ontario. Pipeline capacity for the delivery of crude oil to the Great Lakes and Midwest regions of the United States currently exceeds refining capacity.

        In addition, our ability to increase deliveries to expand the Lakehead system in the future depends on increased supplies of western Canadian crude oil. We expect that growth in future supplies of western Canadian crude oil will come from oil sands projects in Alberta, Canada. Furthermore, full utilization of additional capacity as a result of our current and future expansions of the Lakehead system, including the Terrace expansion program, will largely depend on these anticipated increases in crude oil production from oil sands projects. The government of the Province of Alberta has adopted measures to increase its share of revenues from oil sands development. These measures could cause oil sands producers to cancel or delay plans to expand their facilities, which, in turn, would reduce the volume growth we have anticipated in executing our construction projects to increase the capacity of our crude oil pipelines.

Risks Related to Our Debt and Our Ability to Distribute Cash

        Agreements relating to our debt restrict our ability to make distributions, which could adversely affect the value of our Class A common units, and our ability to incur additional debt and otherwise maintain financial and operating flexibility.

        Our primary operating subsidiary is prohibited by its first mortgage notes from making distributions to us, and we are prohibited from making distributions to our unitholders, if (1) a default exists under the respective governing agreements of our credit facility, or (2) during a period in which we have elected to defer interest payments on our 8.05% Fixed/Floating Rate Junior Subordinated Notes due 2067, subject to limited exceptions as set forth in the related indenture, as supplemented. In addition, the agreements governing our credit facility and our subsidiary's first mortgage notes may prevent us from engaging in transactions or capitalizing on business opportunities that we believe could be beneficial to us by requiring us to comply with various covenants, including the maintenance of certain financial ratios and restrictions on:

  •
  incurring additional debt;

  •
  entering into mergers or consolidations or sales of assets; and

  •
  granting liens.

        Although the indentures governing our senior notes do not limit our ability to incur additional debt, they impose restrictions on our ability to enter into mergers or consolidations and sales of assets and to incur liens to secure debt. A breach of any restriction under our credit facility or our indentures or our subsidiary's first mortgage notes could permit the holders of the related debt to declare all amounts outstanding under those agreements immediately due and payable and, in the case of the credit facility, terminate all commitments to extend further credit. Any subsequent refinancing of our current debt or any new indebtedness incurred by us or our subsidiaries could have similar or greater restrictions.

Tax Risks to Class A Common Unitholders

        We may be classified as an association taxable as a corporation rather than as a partnership, which would substantially reduce the value of our Class A Common Units.

        We could be treated as a corporation for federal income tax purposes. Our treatment as a corporation would substantially reduce the cash distributions on the Class A Common Units that we distribute quarterly. Moreover, treatment of us as a corporation could materially and adversely affect our ability to make payments on our debt securities. The anticipated benefit of an investment in our Class A Common Units depends largely on the treatment of us as a partnership for federal income tax purposes. Under current law, we are treated as a partnership for federal income tax purposes and do not pay any federal income tax at the entity level. In order to qualify for this treatment, we must derive more than 90% of our annual gross income from specified investments and activities. While we believe that we currently do qualify and intend to meet this income requirement, we may not find it possible, regardless of our efforts, to meet this income requirement or may inadvertently fail to meet this income requirement. Current law may change so as to cause us to be treated as a corporation for federal income tax purposes without regard to our sources of income or otherwise subject us to entity-level taxation. If we were to be treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and would pay state income taxes at varying rates. Under current law, distributions to unitholders would generally be taxed as a corporate distribution. Because a tax would be imposed upon us as a corporation, the cash available for distribution to a unitholder would be substantially reduced. Treatment of us as a corporation would cause a substantial reduction in the value of our Class A Common Units.

        In addition, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, or other forms of taxation similar to recent tax legislation in Texas and Michigan. State tax legislation resulting in the imposition of a partnership-level income tax on us could reduce the cash distributions we make on the Class A Common Units and the number of i-units and Class C units that we will distribute quarterly. The enactment of significant legislation imposing partnership-level income taxes could cause a reduction in the value of our Class A Common Units.

        If the Internal Revenue Service does not respect our curative tax allocations, the after-tax return to our unitholders on their investment in our Class A Common Units would be adversely affected.

        Our partnership agreement allows curative allocations of income, deduction, gain and loss by us to account for differences between the tax basis and fair market value of property at the time the property is contributed or deemed contributed to us and to account for differences between the fair market value and book basis of our assets existing at the time of issuance of any Class A Common Units. If the Internal Revenue Service, which we refer to as the IRS, does not respect our curative allocations, ratios of taxable income to cash distributions received by the holders of Class A Common Units will be materially higher than previously estimated.

        The tax liability of our unitholders could exceed their distributions or proceeds from sales of Class A Common Units.

        The holders of our Class A Common Units will be required to pay federal income tax and, in some cases, state and local income taxes on their allocable share of our income, even if they do not receive cash distributions from us. They will not necessarily receive cash distributions equal to the tax on their allocable share of our taxable income. Further, if we have a large amount of nonrecourse liabilities, they may incur a tax liability that is greater than the money they receive when they sell their Class A Common Units.

        A unitholder may be required to file tax returns with and pay income taxes to the states where we or our subsidiaries own property and conduct business.

        In some cases, a unitholder may be required to file income tax returns with and pay income taxes to the states in which we or our subsidiaries own property and conduct business, which are currently Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, New York, North Carolina, North Dakota, Oklahoma, South Carolina, Tennessee, Texas and Wisconsin. In the future, we may acquire property or do business in other states or in foreign jurisdictions. In addition to tax liabilities to such state and foreign jurisdictions, the owner of a Class A Common Unit may also incur tax and filing responsibilities to localities within such jurisdictions.

        Ownership of Class A Common Units raises issues for tax-exempt entities and other investors.

        An investment in our Class A Common Units by tax-exempt entities, including employee benefit plans, individual retirement accounts, Keogh plans and other retirement plans, regulated investment companies and foreign persons raises issues unique to them. Virtually all of the income derived from our Class A Common Units by a tax-exempt entity will be "unrelated business taxable income" and will be taxable to the tax-exempt entity. Further, a unitholder who is a nonresident alien, a foreign corporation or other foreign person will be required to file a federal income tax return and pay tax on his share of our taxable income because he will be regarded as being engaged in a trade or business in the United States as a result of his ownership of a Class A Common Unit.

        We have adopted certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the Class A Common Units.

        When we issue additional Class A Common Units or engage in certain other transactions, we determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, subsequent purchasers of Class A Common Units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

        A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of Class A Common Units and could have a negative impact on the value of the Class A Common Units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

        We treat each purchaser of Class A Common Units as having the same tax benefits without regard to the actual Class A Common Units purchased. The IRS may challenge this treatment, which could result in a unitholder owing more tax and may adversely affect the value of the Class A Common Units.

        To maintain the uniformity of the economic and tax characteristics of our Class A Common Units, we have adopted certain depreciation and amortization positions that are inconsistent with existing Treasury regulations. These positions may result in an understatement of deductions and losses and an overstatement of income and gain to our unitholders. For example, we do not amortize certain goodwill assets, the value of which has been attributed to certain of our outstanding Class A Common Units. A subsequent holder of those Class A Common Units is entitled to an amortization deduction attributable to that goodwill under Internal Revenue Code Section 743(b). But, because we cannot identify these Class A Common Units once they are traded by the initial holder, we do not give any subsequent holder of a Class A Common Unit any such amortization deduction. This approach understates deductions available to those unitholders who own those Class A Common Units and results in a reduction in the tax basis of those Class A Common Units by the amount of the deductions that were allowable but were not taken.

        The IRS may challenge the manner in which we calculate our unitholder's basis adjustment under Internal Revenue Code Section 743(b). If so, because neither we nor a unitholder can identify the Class A Common Units to which this issue relates once the initial holder has traded them, the IRS may assert adjustments to all unitholders selling Class A Common Units within the period under audit as if all unitholders owned Class A Common Units with respect to which allowable deductions were not taken.

        Any position we take that is inconsistent with applicable Treasury regulations may have to be disclosed on our federal income tax return. This disclosure increases the likelihood that the IRS will challenge our positions and propose adjustments to some or all of our unitholders.

        A successful IRS challenge to this position or other positions we may take could adversely affect the amount of taxable income or loss allocated to our unitholders. It also could affect the gain from a unitholder's sale of Class A Common Units and could have a negative impact on the value of the Class A Common Units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

USE OF PROCEEDS

        We will receive net proceeds from this offering of approximately $             million, or approximately $             million if the underwriters' over-allotment option is exercised in full (in each case after payment of offering expenses).

        We intend to use the net proceeds from this offering, including the proceeds from any exercise of the over-allotment option, to repay a portion of our outstanding commercial paper and any credit facility borrowings that we used to finance a portion of our capital expansion projects. A portion of the net proceeds from the offering may be invested in short-term investment grade securities pending their use for such purpose. Affiliates of certain underwriters are lenders under our credit facility and as such may receive a portion of the proceeds from this offering. See "Underwriting."

        As of September 30, 2007, we had $198.5 million in principal amount of commercial paper outstanding, with unamortized discount of $1.5 million having a weighted average interest rate of 5.72% per annum. These borrowings were incurred primarily to refinance or fund acquisitions and capital expenditures to enhance existing systems. We may issue additional commercial paper or borrow under our credit facility at any time for such purposes or other partnership purposes.

CAPITALIZATION

        The following table shows our unaudited capitalization at September 30, 2007, and as adjusted to give effect to this offering, the related capital contribution by our general partner and the application of the net offering proceeds as described above under "Use of Proceeds." The table below does not reflect transactions subsequent to September 30, 2007, including (1) issuance and repayments of commercial paper, and (2) repayments of borrowings under our credit facility. You should read this table in conjunction with our financial statements and the notes to the financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The following table assumes that the underwriters do not exercise the option we granted to them to buy additional Class A Common Units in the offering.

	As of September 30, 2007
	Actual	As Adjusted
	(dollars in millions) (unaudited)
Cash and cash equivalents	$149.4		$149.4

Current maturities of long-term debt	31.0		31.0

Long-term debt:
Commercial paper	198.5
First mortgage notes (1)	124.0		124.0
Credit facility	120.0
7.00% senior notes due 2018 (1)	100.0		100.0
7.125% senior notes due 2028 (1)	100.0		100.0
7.90% senior notes due 2012 (1)	100.0		100.0
4.75% notes due 2013	200.0		200.0
5.875% notes due 2016	300.0		300.0
5.95% notes due 2033	200.0		200.0
4.00% notes due 2009	200.0		200.0
5.35% notes due 2014	200.0		200.0
6.30% notes due 2034	100.0		100.0
Senior, unsecured zero coupon notes due 2022	200.9		200.9
8.05% fixed/floating rate junior subordinated notes	400.0		400.0
Unamortized discount	(2.2)		(2.2)

Total long-term debt	2,541.2
Loans from Enbridge affiliates (2)	143.1		143.1
Partners' capital	2,641.1

Total capitalization	$5,325.4	$

(1)
Debt of Enbridge Energy, Limited Partnership, one of our operating subsidiaries.

(2)
These loans are subordinated to our senior debt, but are senior to our junior subordinated notes.

PRICE RANGE OF CLASS A COMMON UNITS AND DISTRIBUTIONS

        Our Class A Common Units are listed and traded on the New York Stock Exchange, the principal market for the Class A Common Units, under the symbol "EEP." On November 27, 2007, the last reported sales price of the Class A Common Units on the New York Stock Exchange was $53.30. At November 27, 2007, we had 55,238,834 Class A Common Units outstanding held by approximately 80,000 Class A Common Unitholders, of which there were approximately 1,600 registered Class A Common Unitholders of record. The quarterly price ranges per Class A Common Unit and cash distributions paid per common unit in 2007, 2006 and 2005 are summarized as follows:

	First	Second	Third	Fourth
2007 (includes fourth quarter through November 27, 2007)
High	$56.43	$61.82	$58.47	$54.16
Low	$48.25	$52.30	$48.27	$48.71
Cash distributions	$0.925	$0.925	$0.925	$0.950
	First	Second	Third	Fourth
2006
High	$47.80	$44.80	$49.51	$50.99
Low	$42.88	$42.00	$43.26	$46.10
Cash distributions	$0.925	$0.925	$0.925	$0.925
	First	Second	Third	Fourth
2005
High	$55.66	$54.32	$57.08	$55.99
Low	$47.90	$48.75	$50.40	$42.00
Cash distributions	$0.925	$0.925	$0.925	$0.925

        The first cash distribution to the holders of the Class A Common Units offered by this prospectus supplement will be declared and paid in the first quarter of 2008.

        We make quarterly distributions to our general partner and the holders of our units in an amount equal to our "available cash." This term generally is defined in our partnership agreement to mean for any calendar quarter the sum of all of our cash receipts plus net reductions to reserves less all of our cash disbursements and net additions to reserves. These reserves are retained to provide for the proper conduct of our business, to stabilize distributions of cash to unitholders and our general partner and, as necessary, to comply with the terms of any of our agreements or obligations. Enbridge Management, as the delegate of our general partner under the Delegation of Control Agreement, computes the amount of our available cash.

        Enbridge Management, as owner of the i-units, does not receive distributions in cash. Instead, each time that we make a cash distribution to our general partner and the holders of our common units, the number of i-units owned by Enbridge Management and the percentage of total units in us owned by Enbridge Management increases automatically under the provisions of our partnership agreement, with the result that the number of i-units owned by Enbridge Management will equal the number of Enbridge Management's shares and voting shares that are then outstanding. The amount of this increase in i-units is determined by dividing the cash amount distributed per common unit by the average price of one of Enbridge Management's listed shares on the New York Stock Exchange for the 10-trading day period immediately preceding the ex-dividend date for Enbridge Management's shares multiplied by the number of shares outstanding on the record date. For purposes of calculating the sum of all distributions of available cash, the cash equivalent amount of the additional i-units that are issued when a distribution of cash is made to our general partner and owners of common units are treated as distributions of available cash, even though the i-unit holder will not receive cash. We retain and use that cash in our business.

        Until August 15, 2009, in lieu of cash distributions, the holders of our Class C Units will receive quarterly distributions of additional Class C Units with a value equal to the quarterly cash distributions we pay to the holders of our common units. The number of additional Class C Units we will issue is determined by dividing the quarterly cash distribution per unit we pay on our common units by the average market price of a Class A Common Unit as listed on the New York Stock Exchange for the 10-trading day period immediately preceding the ex-dividend date for our Class A Common Units multiplied by the number of Class C Units outstanding on the record date. As a result, the number of Class C Units and the percentage of our total units owned by holders of the Class C Units will increase automatically under the provisions of our partnership agreement.

        After August 15, 2009, the holders of our Class C Units will receive quarterly cash distributions equal to those paid to the holders of our common units. Subject to the approval of holders of our outstanding units in accordance with the then-existing requirements of the principal national securities exchange on which the Class A Common Units are listed, the Class C Units will convert into Class A Common Units on a one-for-one basis. If our unitholders do not approve the conversion, the holders of our Class C Units will receive quarterly cash distributions equal to 115 percent of those paid to the holders of our common units. Prior to conversion, holders of our Class C Units will not be entitled to receive any quarterly cash distribution until the holders of our common units have received a quarterly cash distribution of $0.59 per common unit.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

        Enbridge Inc. indirectly owns all of the outstanding capital stock, and elects all of the directors, of Enbridge Energy Company, our general partner, and Enbridge Management. Enbridge Inc. has a number of interests that differ from those of our unitholders. As a result, there is a risk that important business decisions will not be made in your best interest. You should carefully consider the discussions of these conflicts of interest in our Annual Report on Form 10-K for our fiscal year ended December 31, 2006.

Fiduciary Duties Owed to Our Unitholders

        The fiduciary duties owed to the owners of our units by our general partner and its board of directors are prescribed by Delaware law and our partnership agreement. Also, as a result of the delegation of control by our general partner, Enbridge Management's board of directors could be held to have fiduciary duties similar to our general partner. The Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act provide that Delaware limited partnerships and Delaware limited liability companies, respectively, may, in their partnership agreements and limited liability company agreements, as applicable, restrict the fiduciary duties owed by their general partner to their limited partners and by their board of directors to their shareholders.

        Our partnership agreement and Enbridge Management's limited liability company agreement contain various provisions restricting the fiduciary duties that might otherwise be owed. We have modified the fiduciary duties that might otherwise be owed to the unitholders in order to accommodate the complex organizational structure and the interrelationships among us and Enbridge Energy Company, Enbridge Management, Enbridge Inc. and all of their respective affiliates. Additionally, without these modifications, the ability of the board of directors of Enbridge Management and our general partner to make decisions involving conflicts of interest would be restricted. The modifications also enable us to attract and retain experienced and capable directors and officers. These modifications could be detrimental to our limited partners and the shareholders of Enbridge Management because they restrict the remedies available to our limited partners for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below.

        The following is a summary of the material restrictions of the fiduciary duties owed by the boards of directors of Enbridge Management and our general partner to our limited partners. These limited fiduciary duties are very different from the more familiar duties of a corporate board of directors, which must always act in the best interests of the corporation and its stockholders.

State-law fiduciary duty standards	Fiduciary duties generally are considered to include an obligation to act with due care and loyalty. The duty of care, unless the limited liability company agreement or partnership agreement provides otherwise, generally would require a manager, director or general partner to act for the limited liability company or limited partnership, as applicable, in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited liability company agreement or partnership agreement providing otherwise, generally would prohibit a manager or director of a Delaware limited liability company or a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.
The Enbridge Management limited agreement modifies these standards
The limited liability company agreement of Enbridge Management contains provisions that prohibit its shareholders from advancing claims arising from conduct by the board of directors of Enbridge Management that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the limited liability company agreement permits the board of directors to make a number of decisions in its "sole discretion." This entitles the board of directors to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting Enbridge Management, its affiliates or any of its shareholders.
Enbridge Inc., its affiliates, and their officers and directors who are also officers or directors of Enbridge Management are not required to offer Enbridge Management any business opportunity.

In addition to the other more specific provisions limiting the obligations of the board of directors of Enbridge Management, its limited liability company agreement further provides that the board of directors will not be liable for monetary damages to Enbridge Management or its shareholders for any acts or omission if the board of directors acted in good faith.

Our partnership agreement modifies these standards
Our general partner, pursuant to our partnership agreement, and Enbridge Management's board of directors, by virtue of the delegation of control to it by our general partner, are permitted to attempt to avoid personal liability in connection with the management of us. The partnership agreement provides that the general partner does not breach its fiduciary duty even if the partnership could have obtained more favorable terms without limitations on the general partner's liability.

Our partnership agreement contains provisions that allow the general partner and, by virtue of the delegation of control agreements, Enbridge Management's board of directors to take into account the interests of parties in addition to us in resolving conflicts of interest, thereby limiting their fiduciary duties to our limited partners. Also, the partnership agreement contains provisions that may restrict the remedies available to limited partners for actions taken that might, without such limitations, constitute breaches of fiduciary duties. Because some of Enbridge Management's directors and officers are also directors and officers of Enbridge Inc. and our general partner, the duties of the directors and officers of Enbridge Inc. to the shareholders of Enbridge Inc. may, therefore, come into conflict with the duties of our general partner and Enbridge Management's board of directors to our limited partners.

MATERIAL TAX CONSEQUENCES

        This section discusses the material tax consequences that may be relevant to prospective unitholders with respect to the ownership or disposition of Class A Common Units. This discussion focuses on the federal income tax consequences to holders of Class A Common Units who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other holders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds.

        This section does not discuss all the federal, state, local and foreign tax matters affecting us or prospective holders of Class A Common Units. Accordingly, we urge each prospective holder of Class A Common Units to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of Class A Common Units.

        The federal income tax matters affecting us and prospective holders of Class A Common Units discussed in this section are based on current provisions of the Internal Revenue Code, existing Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Future legislative or administrative changes or court decisions in these authorities may cause the federal income tax consequences of the ownership and disposition of Class A Common Units to vary substantially from the consequences described in this section.

        The statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Fulbright & Jaworski L.L.P. and are based on the accuracy of certain factual matters. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this section may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the Class A Common Units and the prices at which the Class A Common Units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner.

        For the reasons described below, Fulbright & Jaworski L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

  (1)
  the treatment of a unitholder whose Class A Common Units are loaned to a short seller to cover a short sale of Class A Common Units (please read "—Tax Consequences of Class A Common Unit Ownership—Treatment of Short Sales" below);

  (2)
  whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read "—Disposition of Class A Common Units—Allocations Between Transferors and Transferees" below);

  (3)
  whether our method for depreciating Section 743 adjustments is sustainable (please read "—Tax Consequences of Class A Common Unit Ownership—Section 754 Election" below); and

  (4)
  whether assignees of Class A Common Units who fail to execute and deliver transfer applications will be treated as partners of Enbridge Partners for federal income tax purposes (please read "—Limited Partner Status" below).

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

        Section 7704 of the Internal Revenue Code provides that a publicly traded partnership will, as a general rule, be taxed as a corporation. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof and fertilizer. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that more than 96% of our current gross income is qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us, and a review of the applicable legal authorities, Fulbright & Jaworski L.L.P. is of the opinion that more than 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

        With respect to our classification and the classification of our operating subsidiaries for federal income tax purposes, we will rely on the opinion of Fulbright & Jaworski L.L.P. that, based upon the Internal Revenue Code, the Treasury regulations promulgated thereunder, IRS rulings and court decisions, our operating subsidiaries (other than any corporate subsidiaries) will be classified as either disregarded entities or partnerships for federal income tax purposes so long as they do not elect to be treated as associations taxable as corporations and we will be classified as a partnership for federal income tax purposes so long as:

  (a)
  we do not elect to be classified as an association taxable as a corporation;

  (b)
  for each taxable year, more than 90% of our gross income has been or will be income that Fulbright & Jaworski L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code; and

  (c)
  each hedging transaction treated as resulting in "qualifying income" by us has been or will be appropriately identified as a hedging transaction pursuant to applicable Treasury regulations, and is associated with oil, gas or products thereof that are held by us in activities that generate "qualifying income" within the meaning of Section 7704 of the Internal Revenue Code.

        Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the aggregate tax bases of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his Class A Common Units, or taxable capital gain, after the unitholder's tax basis in his Class A Common Units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction in the value of our Class A Common Units.

        The discussion below assumes that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

        Holders of Class A Common Units who have become limited partners of Enbridge Partners will be treated as partners of Enbridge Partners for federal income tax purposes. Also:

  (a)
  assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

  (b)
  unitholders whose Class A Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Class A Common Units, will be treated as partners of Enbridge Partners for federal income tax purposes. Because there is no direct authority dealing with the status of assignees of Class A Common Units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Fulbright & Jaworski L.L.P. is unable to opine that such persons are partners of Enbridge Partners for federal income tax purposes. Furthermore, a purchaser or other transferee of Class A Common Units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of Class A Common Units unless the Class A Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those Class A Common Units.

        A beneficial owner of Class A Common Units whose Class A Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner of Enbridge Partners with respect to those Class A Common Units for federal income tax purposes. Please read "—Tax Consequences of Class A Common Unit Ownership—Treatment of Short Sales" below.

        No portion of our income, gain, deductions or losses is reportable by a unitholder who is not a partner of Enbridge Partners for federal income tax purposes, and any cash distributions received by such a unitholder would therefore appear to be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to the consequences of holding Class A Common Units for federal income tax purposes.

        The discussion below assumes that a holder of Class A Common Units is treated as one of our partners for federal income tax purposes.

Tax Consequences of Class A Common Unit Ownership

        Flow-Through of Taxable Income.    Each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

        Treatment of Distributions.    A distribution by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent the distribution does not exceed the unitholder's tax basis in his Class A Common Units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the Class A Common Units, taxable in accordance with the rules described under "—Disposition of Class A Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, which are known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses" below.

        A decrease in a unitholder's percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. Such deemed distribution of money may result in ordinary income to a unitholder, regardless of his tax basis in his Class A Common Units, if the deemed distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the deemed distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

        Ratio of Taxable Income to Distributions.    We estimate that a purchaser of Class A Common Units in this offering who holds those Class A Common Units through the record date for distributions with respect to the quarter ending December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for the taxable years 2007 through 2010 that will be 10% or less of the amount of cash distributed with respect to such Class A Common Units for that period.

        This estimate is based on numerous assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, growth, financings, cash flows and anticipated cash distributions. In particular, this estimate does not assume any acquisitions and assumes that quarterly distributions on the Class A Common Units with respect to that period are equal to the current quarterly distribution rate of $0.950 per Class A Common Unit. This estimate and assumptions are subject to, among other things, numerous business, economic, regulatory and competitive uncertainties beyond our control and to tax reporting positions (including estimates of the relative fair market values of our assets and the validity of curative allocations) that we have adopted or intend to adopt and with which the IRS could disagree. Accordingly, the estimates may not turn out to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material.

        Basis of Class A Common Units.    A unitholder's initial tax basis for his Class A Common Units will be the amount he paid for the Class A Common Units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. As a limited partner, no holders of Class A Common Units will have a share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Class A Common Units—Recognition of Gain or Loss" below.

        Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his Class A Common Units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate holders of Class A Common Units stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the holders of Class A Common Units is considered to be "at risk" with respect to our activities. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain and that was previously suspended by the at risk or basis limitations is no longer utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his Class A Common Units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his Class A Common Units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the Class A Common Units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's Class A Common Units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

        A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

        Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder's share of our portfolio income will be treated as investment income.

        Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Class A Common Units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

        Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

        Treasury regulations require that specified items of our income, gain, loss and deduction be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing Class A Common Units in our offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of the offering. In the event that hereafter we issue additional units at a time when the fair market value of our assets exceeds their tax basis, those regulations will require that depreciation with respect to these assets be allocated disproportionately to the purchasers of those units and away from our general partner and unitholders who acquire their units prior to such offering. This could result in a reduction in the net amount of deductions allocable to prior purchasers of units, including the purchasers of the units issued in this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some holders of Class A Common Units. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

        An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has "substantial economic effect." In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of all the partners to distributions of capital upon liquidation.

        Fulbright & Jaworski L.L.P. is of the opinion that, with the exception of the issues described in "—Section 754 Election" and "—Disposition of Class A Common Units—Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

        Special Allocation of Gross Income.    As provided in our partnership agreement, the holders of our Class A Common Units may be allocated amounts of gross income that would otherwise be allocated to the holders of our Class B Common Units. With respect to taxable years 2004, 2005 and 2006, the amounts of these special allocations were $17 million, $17 million and $19 million, respectively. The special allocation to be made for the taxable year 2007 will be $19 million. Thereafter, the special allocation to be made each taxable year will increase by $2 million every two years beginning with the 2008 taxable year and ending with the taxable year beginning in 2012, for which the special allocation will be $25 million for that taxable year and for each subsequent taxable year. Notwithstanding the above, the special allocation will not be made (or will be reduced) in any taxable year to the extent that a purchaser of Class A Common Units in Enbridge Partners' initial public offering would be allocated taxable income with respect to such taxable year that would exceed 65% of the amount of cash distributed to such a unitholder with respect to that taxable year. However, there can be no assurance that the ratio of taxable income to cash distributed with respect to any taxable year will not exceed 65%. Based on the current level of distributions, we anticipate that the special allocation will be used in its entirety for the taxable year 2007. To the extent that the special allocation is not made in any year, it cannot be carried forward.

        Treatment of Short Sales.    A unitholder whose Class A Common Units are loaned to a "short seller" to cover a short sale of Class A Common Units may be considered as having disposed of those Class A Common Units. If so, he would no longer be treated as our partner for federal income tax purposes with respect to those Class A Common Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those Class A Common Units would not be reportable by the holders of Class A Common Units;

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  any cash distributions received by the unitholder as to those Class A Common Units would be fully taxable; and

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  all of these distributions would appear to be ordinary income.

        Fulbright & Jaworski L.L.P. has not rendered an opinion regarding the treatment of a unitholder where Class A Common Units are loaned to a short seller to cover a short sale of Class A Common Units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Class A Common Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of Class A Common Units—Recognition of Gain or Loss" below.

        Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax.

Prospective unitholders are urged to consult their tax advisors as to the impact of an investment in Class A Common Units on their liability for the alternative minimum tax.

        Section 754 Election.    We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a Class A Common Unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases Class A Common Units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

        Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Book-Tax Disparity. Under Treasury regulations Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury regulations. Please read "—Tax Treatment of Operations" and "—Uniformity of Class A Common Units" below.

        Although Fulbright & Jaworski L.L.P. is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life then being applied to the unamortized Book-Tax Disparity of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the Treasury regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury regulations Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring Class A Common Units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Tax Treatment of Operations" and "—Uniformity of Class A Common Units" below.

        Since a unitholder's tax basis for his Class A Common Units is reduced by his share of our deductions (whether or not such deductions were claimed on his income tax return), any position we take that understates deductions will overstate the unitholder's basis in his Class A Common Units, which may cause the unitholder to understate gain or overstate loss on any sale of such Class A Common Units. Please read "—Disposition of Class A Common Units—Recognition of Gain or Loss." If the IRS were to challenge the position we take with respect to depreciating or amortizing the Section 743(b) adjustment and such challenge were sustained, a unitholder's gain from the sale of Class A Common Units might be increased without the benefit of additional deductions.

        A Section 754 election is advantageous if the transferee's tax basis in his Class A Common Units is higher than the Class A Common Units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his Class A Common Units is lower than those Class A Common Units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the Class A Common Units may be affected either favorably or unfavorably by the election.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a purchaser of Class A Common Units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

        Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his Class A Common Units following the close of our taxable year but before the close of his taxable year will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Class A Common Units—Allocations Between Transferors and Transferees" below.

        Tax Basis, Depreciation and Amortization.    The tax basis of our assets, as adjusted with respect to each purchaser on account of our Section 754 election, is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. Please read "—Tax Consequences of Class A Common Unit Ownership—Section 754 Election" above. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering of our Class A Common Units will be borne by our general partner, its affiliates and our other holders of Class A Common Units as of that time. Please read "—Tax Consequences of Class A Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction" above.

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Class A Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction" above and "—Disposition of Class A Common Units—Recognition of Gain or Loss" below.

        The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

        Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of Class A Common Units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of value and basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Class A Common Units

        Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of Class A Common Units equal to the difference between the amount realized and the unitholder's tax basis for the Class A Common Units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a Class A Common Unit that decreased a unitholder's tax basis in that Class A Common Unit will, in effect, become taxable income if the Class A Common Unit is sold at a price greater than the unitholder's tax basis in that Class A Common Unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in Class A Common Units, on the sale or exchange of a Class A Common Unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of Class A Common Units held more than 12 months will generally be taxed at capital gains rates. However, a portion of this gain or loss, which may be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a Class A Common Unit and may be recognized even if there is a net taxable loss realized on the sale of a Class A Common Unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify Class A Common Units transferred with an ascertainable holding period to elect to use the actual holding period of the Class A Common Units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis Class A Common Units to sell as would be the case with corporate stock, but, according to the Treasury regulations, may designate specific Class A Common Units sold for purposes of determining the holding period of Class A Common Units transferred. A unitholder electing to use the actual holding period of Class A Common Units transferred must consistently use that identification method for all subsequent sales or exchanges of Class A Common Units. A unitholder considering the purchase of additional Class A Common Units or a sale of Class A Common Units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

        The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our Class A Common Units, in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enters into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.

        Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of Class A Common Units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the date in the month in which that gain or loss is recognized. As a result, a unitholder transferring Class A Common Units may be allocated income, gain, loss and deduction arising after the date he disposes of the Class A Common Units.

        The use of this method may not be permitted under existing Treasury regulations. Accordingly, Fulbright & Jaworski L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury regulations.

        A unitholder who owns Class A Common Units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

        Transfer Notification Requirements.    A purchaser of units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. A unitholder who sells any of his Class A Common Units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). We are required to notify the IRS of any such transfers and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of Class A Common Units may, in some cases, lead to the imposition of penalties.

        Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Class A Common Units

        Because we cannot match transferors and transferees of Class A Common Units, we must maintain uniformity of the economic and tax characteristics of the Class A Common Units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury regulations Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of our Class A Common Units. Please read "—Tax Consequences of Class A Common Unit Ownership—Section 754 Election" above.

        We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life then being applied to the Unamortized Book-Tax Disparity of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This treatment is consistent with the Treasury regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury regulations Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets. Please read "—Tax Consequences of Class A Common Unit Ownership—Section 754 Election" above.

        To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring Class A Common Units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any Class A Common Units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of Class A Common Units might be affected, and the gain from the sale of Class A Common Units might be increased without the benefit of additional deductions. Please read "—Disposition of Class A Common Units—Recognition of Gain or Loss" above.

Tax-Exempt Organizations, Mutual Funds and Foreign Persons

        Ownership of Class A Common Units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

        Non-resident aliens and foreign corporations, trusts or estates that own Class A Common Units will be considered to be engaged in business in the United States because of the ownership of Class A Common Units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold, at the highest applicable effective tax, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

        In addition, because a foreign corporation that owns Class A Common Units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of holder of Class A Common Units is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a Class A Common Unit will be subject to federal income tax on gain realized on the sale or disposition of that Class A Common Unit to the extent that this gain is effectively connected with a U.S. trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a Class A Common Unit if he has owned less than 5% in value of the Class A Common Units during the five-year period ending on the date of the disposition and if the Class A Common Units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

        Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury regulations or administrative interpretations of the IRS. Any challenge by the IRS could negatively affect the value of the Class A Common Units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement names Enbridge Energy Company as our Tax Matters Partner.

        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

        Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  (a)
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  (b)
  whether the beneficial owner is:

  (1)
  a person that is not a U.S. person,

  (2)
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

  (3)
  a tax-exempt entity;

  (c)
  the amount and description of Class A Common Units held, acquired or transferred for the beneficial owner; and

  (d)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Class A Common Units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the Class A Common Units with the information furnished to us.

        Accuracy-related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds:

  •
  for individuals, the greater of 10% of the tax required to be shown on the return for the taxable year and $5,000; or

  •
  for most corporations, the lesser of 10% of the tax required to be shown on the return (or $10,000, if greater) and $10 million.

For persons other than "tax shelters" (as defined under the penalty rules), the amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  •
  for which there is, or was, "substantial authority," or

  •
  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

        We believe we are not a "tax shelter" under these rules. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

        Reportable Transactions.    If we were to engage in a "reportable transaction," we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. This could increase the likelihood that our federal income tax information return (and possibly a unitholder's tax return) would be audited by the IRS. Please read "—Information Returns and Audit Procedures" above. Moreover, depending on the circumstances, our unitholders could be subject to one or more of the following provisions of the American Jobs Creation Act of 2004 (the "Jobs Act"):

  •
  accuracy-related penalties with a broader scope, significantly narrower exceptions and potentially greater amounts than described in "—Administrative Matters—Accuracy-Related Penalties" above;

  •
  for those persons otherwise entitled to deduct interest on federal tax deficiencies, interest on any resulting tax liability will not be deductible; and

  •
  in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any "reportable transactions."

        Registration as a Tax Shelter.    We registered as a "tax shelter" under the law in effect at the time of our initial public offering and were assigned tax shelter registration number 92008000124. Issuance of a tax shelter registration number to us does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. The Jobs Act repealed the tax shelter registration rules and replaced them with a new reporting regime. However, IRS Form 8271, as revised after the Jobs Act, nevertheless requires a unitholder to continue to report our tax shelter registration number on the unitholder's tax return for any year in which the unitholder claims any deduction, loss or other benefit, or reports any income, with respect to our Class A Common Units. The IRS also appears to take the position that a unitholder who sells or transfers our Class A Common Units after the Jobs Act must continue to provide our tax shelter registration number to the transferee. Unitholders are urged to consult their tax advisors regarding the application of the tax shelter registration rules.

State, Local and Other Tax Considerations

        In addition to federal income taxes, unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which you are a resident. We currently conduct business or own property in 22 states, most of which impose income taxes. We may also own property or conduct business in other jurisdictions in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder may not be required to file a return and pay taxes in some jurisdictions because his income from that jurisdiction falls below the filing and payment requirement. Unitholders will be required, however, to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property, and unitholders may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the juridiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Class A Common Unit Ownership—Entity-Level Collections" above. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

        We urge each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend on, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all federal, state, local and foreign tax returns that may be required of him. Fulbright & Jaworski L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN ENBRIDGE PARTNERS BY EMPLOYEE BENEFIT PLANS

        An investment in Enbridge Partners by an employee benefit plan is subject to certain additional considerations because persons with discretionary control of assets of such plans (a "fiduciary") are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and transactions are subject to restrictions imposed by Section 4975 of the Internal Revenue Code. As used in this prospectus, the term "employee benefit plan" includes, but is not limited to, benefit plans subject to ERISA, such as, qualified pension, profit-sharing and stock bonus plans, as well as Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts ("IRAs") established or maintained by an employer or employee organization which are not subject to ERISA but subject to Section 4975 of the Internal Revenue Code, or any entity whose underlying assets include plan assets by reason of such plans or accounts investing in the entity. Among other things, consideration should be given to (1) whether such investment is prudent under Section 404(a)(1)(B) of ERISA, (2) whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA, (3) whether the investment is for the exclusive benefit of plan participants and their beneficiaries, and (4) whether such investment will result in recognition of unrelated business taxable income by such plan. Fiduciaries should determine whether an investment in Enbridge Partners is authorized by the appropriate governing instrument and is an appropriate investment for such plan.

        In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in Enbridge Partners, be deemed to own an undivided interest in the assets of Enbridge Partners under the Department of Labor "plan assets" regulation (and not merely owning an equity interest in Enbridge Partners). In such an event, the general partner would also be a fiduciary of such plan and Enbridge Partners would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code unless a statutory, regulatory or administrative exception or exemption applies.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code (which also applies to IRAs that are not considered part of an employee benefit plan; i.e., IRAs established or maintained by individuals rather than an employer or employee organization) prohibit an employee benefit plan from engaging in certain transactions involving "plan assets" with parties who are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan. Section 4975 of the Internal Revenue Code imposes excise taxes upon any such parties or persons unless an exemption is available. Under Department of Labor regulations the assets of an entity in which employee benefit plans acquire equity interests would not be deemed "plan assets" if, among other things, (1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the United States federal securities law, (2) the entity is an "operating company"—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital, or (3) there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition of any equity interest in Enbridge Partners, less than 25% of the value of each class of equity interest is held by employee benefit plans, as defined above. Enbridge Partners' assets are not expected to be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (1) above, and may also satisfy the requirements in (2) and (3).

UNDERWRITING

        Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have severally agreed to sell to that underwriter, the number of Class A Common Units set forth opposite the underwriter's name.

Underwriters	Number of Class A Common Units
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the Class A Common Units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Class A Common Units (other than those covered by the over-allotment option described below) if they purchase any of the Class A Common Units.

        We have been advised by the underwriters that the underwriters propose to offer the Class A Common Units directly to the public at the price to the public set forth on the cover page of this prospectus supplement and to selected dealers (who may include the underwriters) at the offering price less a selling concession not in excess of $            per unit. After the Class A Common Unit offering, the underwriters may change the offering price and other selling terms.

        The following table shows the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional Class A Common Units. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to us to purchase the Class A Common Units from us.

	No Exercise	Full Exercise
Per Unit
Total

        We estimate that the total expenses for this Class A Common Unit offering and related transactions, excluding underwriting discounts and commissions, will be approximately $500,000.

        We have granted the underwriters a 30-day option after the date of the underwriting agreement to purchase, in whole or part, up to an aggregate of            additional Class A Common Units at the public offering price less the underwriting discounts and commissions. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the option is exercised, each underwriter must purchase a number of additional Class A Common Units approximately proportionate to that underwriter's initial purchase commitment.

        We, together with Enbridge Energy Company, Enbridge Management and Enbridge Energy, Limited Partnership, have agreed that, for a period of 60 days after the date of this prospectus supplement, they will not, without the prior written consent of Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC, offer, sell, contract to sell or otherwise dispose of or hedge any units or any securities substantially similar to, convertible into or exercisable or exchangeable for units, or grant any options or warrants to purchase any units or any such securities. Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Our Class A Common Units are traded on the New York Stock Exchange under the symbol "EEP".

        In connection with the offering, the underwriters may purchase and sell Class A Common Units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Class A Common Units in excess of the number of Class A Common Units to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of Class A Common Units made in an amount up to the number of Class A Common Units represented by the underwriters' over-allotment option. In determining the source of Class A Common Units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of Class A Common Units available for purchase in the open market as compared to the price at which they may purchase Class A Common Units through the overallotment option. Transactions to close out the covered syndicate short involve either purchases of Class A Common Units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of Class A Common Units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing Class A Common Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of Class A Common Units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of Class A Common Units in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase Class A Common Units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of raising or maintaining the market price of the Class A Common Units or preventing or retarding a decline in the market price of the Class A Common Units. As a result, the price of the Class A Common Units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

        Some of the underwriters have performed investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business.

        The compensation received by the underwriters in connection with this Class A Common Unit offering does not exceed 10% of the gross proceeds from this Class A Common Unit offering for commission and 0.5% for due diligence.

        Because the Financial Industry Regulatory Authority views the Class A Common Units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the Class A Common Units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC are lenders under our credit facility and receive customary fees for such service. If we repay borrowings under our credit facility with proceeds from this offering, such affiliates will receive a portion of the proceeds from this offering.

        A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this Class A Common Unit offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of Class A Common Units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that may be required to be made in respect of these liabilities.

LEGAL MATTERS

        Fulbright & Jaworski L.L.P., Houston, Texas, will issue opinions about the validity of the Class A Common Units offered hereby and various legal matters in connection with the offering on our behalf. Baker Botts L.L.P., Houston, Texas, the underwriters' counsel, will issue opinions about various legal matters in connection with the offering on behalf of the underwriters. Baker Botts L.L.P. has served on several occasions as legal advisor to a committee of independent members of the Board of Directors of Enbridge Energy Company in connection with its sale of assets to us and provides legal services for one or more of our affiliates from time to time on matters unrelated to this offering.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

  Investor Relations
  Enbridge Energy Partners, L.P.
  1100 Louisiana, Suite 3300
  Houston,
  Texas 77002
  866-337-4636 or
  866-EEP-INFO
  713-821-2000
  investor@enbridgepartners.com.

ENBRIDGE ENERGY PARTNERS, L.P.

Class A Common Units
Debt Securities

        We may from time to time offer and sell Class A common units and debt securities. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities. The specific terms of any securities and the specific manner in which we will offer them will be included in a supplement to this prospectus relating to that offering.

        You should carefully read this prospectus and any prospectus supplement before you invest. You should also read the documents we have referred you to in the "Available Information" section of this prospectus for information on us and for our financial statements. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

        The Class A common units are listed on the New York Stock Exchange under the symbol "EEP."

        Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risk factors beginning on page 4 of this prospectus and in the applicable prospectus supplement before you make an investment in our securities.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 17, 2006.

About This Prospectus
Available Information
Incorporation of Certain Information by Reference
Enbridge Energy Partners, L.P.
Risk Factors
Information Regarding Forward-Looking Statements
Description of Our Debt Securities
Description of Our Class A Common Units
Cash Distribution Policy
Use of Proceeds
Legal Matters
Experts

        You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both the prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

        As used in this prospectus, "we," "us," "our," and "Enbridge Partners" means Enbridge Energy Partners, L.P. and, where the context requires, includes our operating subsidiaries. In addition, we refer to Enbridge Energy Management, L.L.C., which manages and controls our business and affairs, as "Enbridge Management," and we refer to Enbridge Energy Company, Inc., our general partner and an indirect wholly owned subsidiary of Enbridge Inc., as "Enbridge Energy Company." "Enbridge Inc." refers to Enbridge Inc. of Canada, which is the indirect owner of our general partner.

AVAILABLE INFORMATION

        We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for information on the public reference room. You can also find our filings on the SEC's website at http://www.sec.gov and on our website at http://www.enbridgepartners.com. Information contained on our website is not part of this prospectus, unless specifically so designated and filed with the SEC. In addition, our reports and other information about us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Enbridge Partners, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the applicable offering under this prospectus and any prospectus supplement is terminated, other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Securities Exchange Act of 1934 and is not incorporated in this prospectus:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on February 25, 2005, as amended by our Annual Report on Form 10-K/A, filed with the SEC on April 28, 2005;

  •
  Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, filed with the SEC on May 5, 2005;

  •
  Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed with the SEC on August 5, 2005;

  •
  Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the SEC on October 28, 2005;

  •
  Current Reports on Form 8-K filed with the SEC on February 1, 2005, February 8, 2005, February 10, 2005, April 19, 2005, May 3, 2005, May 6, 2005, August 24, 2005, September 21, 2005, November 17, 2005 and December 21, 2005; and

  •
  The description of the Class A Common Units contained in our Registration Statement on Form 8-A, filed with the SEC on November 14, 1991, as amended by Amendment No. 1 to Form 8-A on Form 8, filed with the SEC on December 9, 1991, Amendment No. 2 on Form 8-A/A, filed with the SEC on May 2, 1997, Amendment No. 3 on Form 8-A/A, filed with the SEC on August 8, 2001, and Amendment No. 4 on Form 8-A/A, filed with the SEC on May 7, 2003.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

  Investor Relations
  Enbridge Energy Partners, L.P.
  1100 Louisiana, Suite 3300
  Houston, Texas 77002
  866-337-4636 or
  866-EEP-INFO
  713-821-2000
  investor@enbridgepartners.com

ENBRIDGE ENERGY PARTNERS, L.P.

        We are a publicly traded Delaware limited partnership that owns and operates crude oil and liquid petroleum transportation and storage assets and natural gas gathering, treating, processing, transmission and marketing assets in the United States. Our Class A common units are traded on the New York Stock Exchange under the symbol "EEP." We were formed in 1991 by Enbridge Energy Company to own and operate the Lakehead system, which is the United States portion of a crude oil and liquid petroleum pipeline system extending from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada. A subsidiary of Enbridge Inc. owns the Canadian portion of the system. Enbridge Inc., which is based in Calgary, Alberta, provides energy transportation, distribution and related services in North America and internationally.

        For several years, we have been diversifying geographically and operationally through acquisitions of crude oil gathering, transportation and storage assets and of natural gas gathering, treating, processing and transportation systems. In January 2005, we acquired natural gas gathering and processing assets in North Texas, which include approximately 2,200 miles of natural gas gathering pipelines and four processing plants with aggregate processing capacity of 121 million cubic feet per day, or MMcf/d, of natural gas.

        Enbridge Management is a Delaware limited liability company that was formed in May 2002. Enbridge Management's shares, representing limited liability company interests, are traded on the New York Stock Exchange under the symbol "EEQ." Enbridge Management owns a special class of our limited partner interests, referred to as "i-units." Enbridge Management's principal activity is managing and controlling our business and affairs. Under a delegation of control agreement, our general partner delegated substantially all of its power and authority to manage and control our business and affairs to Enbridge Management. Our general partner, through its direct ownership of the voting shares of Enbridge Management, elects all of the directors of Enbridge Management.

        Our Class A common units represent limited partner interests in us. We also have limited partner interests that are represented by Class B common units. All of our Class B common units are owned by our general partner. The Class A common units and Class B common units are referred to in this prospectus as "common units."

        Our executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002 and our telephone number is (713) 821-2000.

RISK FACTORS

        An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and other information which may be incorporated by reference in this prospectus or any prospectus supplement as provided under "Incorporation of Certain Information by Reference," including our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read "Information Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operation could be adversely affected.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipate," "believe," "continue," "estimate," "expect," "forecast," "intend," "may," "plan," "position," "projection," "strategy," "could," "should" or "will" or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future actions, conditions or events or future operating results or the ability to generate revenue, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability or the ability of our affiliates to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include:

  •
  demand for, supply of, changes in forecast data for, and price trends related to crude oil, liquid petroleum, natural gas and natural gas liquids or "NGLs" in the markets served by our systems, all of which may be affected by economic activity, capital expenditures by energy producers, weather, alternative energy sources, international events, conservation and technological advances;

  •
  throughput levels and rates;

  •
  changes in, or challenges to, our tariff rates;

  •
  our ability to successfully identify and consummate strategic acquisitions, make cost saving changes in operations and integrate acquired assets or businesses into our existing operations;

  •
  service interruptions in our liquids or natural gas systems;

  •
  disruptions, cutbacks or shutdowns on the supply and/or demand side of our businesses, including crude oil, natural gas and natural gas liquids producers, refineries, petrochemical plants, utilities, or other businesses for which we transport crude oil, natural gas or natural gas liquids;

  •
  changes in laws or regulations to which we are subject;

  •
  our inability to borrow or otherwise access funds needed for operations, expansions or capital expenditures as a result of existing debt agreements that contain restrictive financial covenants;

  •
  loss of key personnel;

  •
  the effects of competition, in particular, by other pipeline systems;

  •
  hazards and operating risks that may not be covered fully by insurance;

  •
  the condition of the capital markets in the United States;

  •
  the political and economic stability of the oil producing nations of the world; and

  •
  general economic conditions, including rates of inflation and interest rates.

        You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under "Risk Factors" in our Annual Reports on Form 10-K, and any updates to those risk factors included in our Quarterly Reports on Form 10-Q.

DESCRIPTION OF OUR DEBT SECURITIES

        We will issue our debt securities under an indenture dated as of May 27, 2003, among us, as issuer, SunTrust Bank, as trustee, and any subsidiary guarantors that may become parties to the indenture. The debt securities will be governed by the provisions of the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. We, the trustee and any subsidiary guarantors may enter into supplements to the indenture from time to time. If we decide to issue subordinated debt securities, we will issue them under a separate indenture containing subordination provisions that we and any subsidiary guarantors will enter into with a trustee.

        This description is a summary of the material provisions of the debt securities and the indenture. We urge you to read the copy of the senior indenture and the form of the subordinated indenture filed as exhibits to the registration statement of which this prospectus is a part because those indentures, and not this description, govern your rights as a holder of debt securities. References in this prospectus to an "indenture" refer to the particular indenture under which we issue a series of debt securities.

        You can find the definitions of other capitalized terms used in this description under "—Certain Definitions" below.

General

The Debt Securities

        Any series of debt securities that we issue:

  •
  will be our general obligations;

  •
  will be general obligations of the subsidiary guarantors if they are guaranteed by the subsidiary guarantors; and

  •
  may be subordinated to our Senior Indebtedness and, if guaranteed, to that of the subsidiary guarantors.

        The indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

        We will prepare a prospectus supplement and either an indenture supplement or a resolution of the board of directors of Enbridge Management and accompanying officers' certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

  •
  the form and title of the debt securities of that series;

  •
  the total principal amount of the debt securities of that series;

  •
  the date or dates on which the debt securities of that series may be issued;

  •
  the portion of the principal amount that will be payable if the maturity of the debt securities of that series is accelerated;

  •
  any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

  •
  the dates on which the principal and premium, if any, of the debt securities of that series will be payable;

  •
  the interest rate which the debt securities of that series will bear and the interest payment dates for such debt securities;

  •
  any optional redemption provisions;

  •
  any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities of that series;

  •
  whether the debt securities of that series are entitled to the benefits of any potential guarantees by any subsidiary guarantors;

  •
  whether the debt securities of that series may be issued in amounts other than $1,000 each or multiples thereof;

  •
  any changes to or additional events of default or covenants in relation to that series;

  •
  the subordination, if any, of the debt securities of that series and any changes to the subordination provisions of the indenture; and

  •
  any other terms of the debt securities of that series.

        This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

        The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

  •
  debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

  •
  debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

  •
  debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

  •
  variable rate debt securities that are exchangeable for fixed rate debt securities.

        At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

        Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

        Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

Potential Guarantee of Debt Securities by Subsidiaries

        At the time of issue, the debt securities will not be guaranteed by any of our Subsidiaries. If so indicated in the applicable prospectus supplement, however, if afterwards our Subsidiaries become guarantors or co-obligors of our Funded Debt, then these Subsidiaries will jointly and severally, fully and unconditionally, guarantee our payment obligations under the then outstanding debt securities on a senior basis (or, in the case of any subordinated debt securities, on a subordinated basis as described below under "—Subordination"). We refer to any such Subsidiaries as "subsidiary guarantors" and sometimes to such guarantees as "subsidiary guarantees." Each subsidiary guarantor will execute a supplement to the indenture and a notation of guarantee as further evidence of its guarantee.

        The obligations of each subsidiary guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the subsidiary guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

  •
  all other contingent and fixed liabilities of the subsidiary guarantor; and

  •
  any collections from or payments made by or on behalf of any other subsidiary guarantors in respect of the obligations of the subsidiary guarantor under its guarantee.

Addition and Release of Subsidiary Guarantors

        The guarantee of any subsidiary guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below under "—Defeasance and Discharge," then any Subsidiary Guarantee will be released with respect to that series. Further, if no default has occurred and is continuing under the indenture, a subsidiary guarantor will be unconditionally released and discharged from its guarantee:

  •
  automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the subsidiary guarantor;

  •
  automatically upon the merger of the subsidiary guarantor into us or any other subsidiary guarantor or the liquidation and dissolution of the subsidiary guarantor; or

  •
  following delivery of a written notice by us to the trustee, upon the release of all guarantees by the subsidiary guarantor of any Funded Debt of ours, except for any series of debt securities.

        If at any time following any release of a subsidiary guarantor from its initial guarantee of any series of debt securities pursuant to the third bullet point in the preceding paragraph, the subsidiary guarantor again guarantees any of our Funded Debt (other than our obligations under the indenture), then we will cause the subsidiary guarantor to again guarantee the debt securities in accordance with the indenture.

        If a series of debt securities is guaranteed by the subsidiary guarantors and is designated as subordinate to our Senior Indebtedness, then the guarantees by the subsidiary guarantors will be subordinated to the Senior Indebtedness of the subsidiary guarantors to substantially the same extent as the series is subordinated to our Senior Indebtedness. See "—Subordination."

Covenants

        The indenture contains the following two covenants for the benefit of the holders of all series of debt securities:

Merger, Amalgamation, Consolidation and Sale of Assets

        We will not merge, amalgamate or consolidate with or into any other Person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any Person, whether in a single transaction or series of related transactions, except in accordance with the provisions of our partnership agreement, and unless:

  •
  we are the surviving Person in the case of a merger, or the surviving or transferee entity if other than us:

  •
  is a partnership, limited liability company or corporation organized under the laws of the United States, a state thereof or the District of Columbia; and

  •
  expressly assumes by supplemental indenture satisfactory to the trustee all of our obligations under the indenture and the debt securities;

  •
  immediately after giving effect to the transaction or series of transactions, no default or event of default has occurred or is continuing;

  •
  if we are not the surviving entity, then each subsidiary guarantor, unless it is the Person with which we have consummated a transaction under this provision, has confirmed that its guarantee of the debt securities will continue to apply to the obligations under the debt securities and the indenture; and

  •
  we have delivered to the trustee an officers' certificate and opinion of counsel, each stating that the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the conditions set forth above and any other applicable provisions of the indenture.

        Thereafter, if we are not the surviving Person, the surviving or transferee Person will be substituted for us under the indenture. If we sell or otherwise dispose of (except by lease) all or substantially all of our assets and the above stated requirements are satisfied, we will be released from all our liabilities and obligations under the indenture and the debt securities. If we lease all or substantially all of our assets, we will not be so released from our obligations under the indenture and the debt securities.

Reports

        So long as any debt securities are outstanding, we will:

  •
  for as long as we are required to file information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), file with the trustee, within 15 days after we are required to file with the SEC, copies of the annual reports and of the information, documents and other reports which we are required to file with the SEC pursuant to the Exchange Act; and

  •
  if we are not required to file information with the SEC pursuant to the Exchange Act, file with the trustee, within 15 days after we would have been required to file with the SEC, financial statements (and with respect to annual reports, an auditors' report by a firm of established national reputation) and a "Management's Discussion and Analysis of Financial Condition and Results of Operations," both comparable to what we would have been required to file with the SEC had we been subject to the reporting requirements of the Exchange Act.

Other Covenants

        The indenture for the senior debt securities contains the two additional covenants described below under "—Provisions Applicable Solely to Senior Debt Securities."

        A series of debt securities may contain additional financial and other covenants applicable to us and our subsidiaries. The applicable prospectus supplement will contain a description of any such covenants that are added to the indenture specifically for the benefit of holders of a particular series.

Events of Default, Remedies and Notice

Events of Default

        Each of the following events will be an "event of default" under the indenture with respect to a series of debt securities:

  •
  default in any payment of interest on any debt securities of that series when due that continues for 30 days, whether or not the payment is prohibited by any subordination provisions applicable to that series;

  •
  default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise, whether or not the payment is prohibited by any subordination provisions applicable to that series;

  •
  default in the payment of any sinking fund payment on any debt securities of that series when due;

  •
  failure by us or, if that series of debt securities is guaranteed by a subsidiary guarantor, by such subsidiary guarantor, to comply for 60 days after notice with the other covenants or agreements contained in the indenture, any supplement to the indenture or any board resolution authorizing the issuance of that series;

  •
  certain events of bankruptcy, insolvency or reorganization of us or, if that series of debt securities is guaranteed by a subsidiary guarantor, of such subsidiary guarantor; or

  •
  if that series of debt securities is guaranteed by a subsidiary guarantor:

  •
  the guarantee by such subsidiary guarantor ceases to be in full force and effect, except as otherwise provided in the indenture;

  •
  the guarantee by such subsidiary guarantor is declared null and void in a judicial proceeding; or

  •
  such subsidiary guarantor denies or disaffirms its obligations under the indenture or its guarantee.

Exercise of Remedies

        An event of default for a particular series of debt securities will not necessarily constitute an event of default for any other series of debt securities that may be outstanding under the indenture. If an event of default occurs with respect to a series of debt securities, other than an event of default described in the fifth bullet point above, and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If an event of default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the trustee or any holders.

        A default under the fourth bullet point above will not constitute an event of default with respect to a series of debt securities until the trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and, if that series of debt securities is guaranteed by a subsidiary guarantor, such subsidiary guarantor, of the default and such default is not cured within 60 days after receipt of notice.

        The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the trustee or the holders with respect to the debt securities of that series, but only if:

  •
  rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

  •
  all existing events of default with respect to that series have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

        The trustee will be under no obligation, except as otherwise provided in the indenture, to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any costs, liability or expense that may be incurred in exercising such rights or powers. No holder of debt securities of any series may pursue any remedy with respect to the indenture or the debt securities of that series, unless:

  •
  such holder has previously given the trustee notice that an event of default with respect to that series is continuing;

  •
  holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the trustee pursue the remedy;

  •
  such holders have offered the trustee reasonable indemnity or security against any cost, liability or expense to be incurred in pursuit of the remedy;

  •
  the trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

  •
  the holders of a majority in principal amount of the outstanding debt securities of that series have not given the trustee a direction that is inconsistent with such request within such 60-day period.

This provision does not, however, affect the right of a holder to sue for enforcement of any overdue payment respecting its own debt securities.

        The holders of a majority in principal amount of the outstanding debt securities of each series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any right or power conferred on the trustee with respect to that series of debt securities. The trustee, however, may refuse to follow any direction that:

  •
  conflicts with law;

  •
  is inconsistent with any provision of the indenture;

  •
  the trustee determines is unduly prejudicial to the rights of any other holder; or

  •
  would involve the trustee in personal liability.

Notice of Default

        Within 30 days after the occurrence of any default or event of default, we are required to give written notice to the trustee and indicate the status of the default or event of default and what action we are taking or propose to take to cure it. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a compliance certificate indicating that we and any subsidiary guarantor have complied with all covenants contained in the indenture or whether any default or event of default has occurred during the previous year.

        If a default occurs with respect to the debt securities of a particular series and is continuing and is known to the trustee, the trustee must mail to each holder of debt securities of that series a notice of the default within 90 days after the default occurs. Except in the case of a default in the payment of principal, premium, if any, or interest with respect to the debt securities of any series, the trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the trustee in good faith determines that withholding such notice is in the interests of the holders of debt securities of that series.

Amendments and Waivers

        We may amend the indenture without the consent of any holder of debt securities of any series to:

  •
  cure any ambiguity, defect or inconsistency;

  •
  make any change in respect of any other series of debt securities issued under the indenture that is not applicable to such series;

  •
  provide for the assumption by a successor of our obligations under the indenture;

  •
  provide for the addition of any Subsidiary of ours as a subsidiary guarantor, or to reflect the release of any subsidiary guarantor, in either case as provided in the indenture;

  •
  in the case of any subordinated debt securities, limit or terminate the benefits available to any holder of Senior Indebtedness under the subordination provisions of the indenture;

  •
  secure any debt securities or Subsidiary Guarantee;

  •
  add covenants for the protection of the holders or surrender any right or power conferred upon us or any subsidiary guarantor;

  •
  make any change that does not adversely affect the rights of any holder;

  •
  add or appoint a successor or separate trustee;

  •
  comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939; or

  •
  establish the form or terms of debt securities of any series to be issued under the indenture.

        In addition, we may amend the indenture if the holders of a majority in principal amount of all affected debt securities of each series then outstanding under the indenture consent to it. We may not, however, without the consent of each holder of any affected debt securities amend the indenture to:

  •
  reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

  •
  reduce the rate of or extend the time for payment of interest on any debt securities;

  •
  reduce the principal of or extend the stated maturity of any debt securities;

  •
  reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

  •
  make any debt securities payable in currency other than U.S. dollars;

  •
  impair the right of any holder to receive payment of premium, if any, principal or interest with respect to such holder's debt securities on or after the applicable due date;

  •
  impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder's debt securities;

  •
  in the case of any subordinated debt securities, make any change to the subordination provisions of the indenture that adversely affects the rights of any holder under such provisions;

  •
  release any security that has been granted in respect of the debt securities, other than in accordance with the indenture;

  •
  make any change in the amendment provisions which require each holder's consent;

  •
  make any change in the waiver provisions; or

  •
  release a subsidiary guarantor other than in accordance with the indenture or modify such subsidiary guarantor's guarantee in any manner adverse to the holders.

        No amendment may be made to the indenture for the subordinated debt securities that adversely affects the rights of the holders of Senior Indebtedness under the subordination provisions of that indenture without their consent.

        The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to all holders of debt securities of an affected series a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

        The holders of a majority in principal amount of the outstanding debt securities of each affected series may waive our compliance with certain covenants on behalf of all holders of debt securities of such series, including, in the case of senior debt securities, those described under "—Provisions Applicable Solely to Senior Debt Securities—Limitations on Liens" and "—Provisions Applicable Solely to Senior Debt Securities—Restriction on Sale-Leasebacks." The holders of a majority in principal amount of the outstanding debt securities of each affected series may, on behalf of all holders of debt securities of that series, waive any past default or event of default with respect to that series, except one in respect of:

  •
  the payment of principal of, premium, if any, or interest on any debt securities of that series; or

  •
  a provision of the indenture that cannot be amended without the consent of the holder of each outstanding debt security affected.

Defeasance and Discharge

        At any time, we may terminate all our obligations under the indenture as they relate to a particular series of debt securities, which we call a "legal defeasance." If we decide to make a legal defeasance, however, we may not terminate some of our obligations under the indenture, including our obligations:

  •
  relating to the defeasance trust, including the rights of holders to receive payments from the trust;

  •
  to register the transfer or exchange of the debt securities of that series;

  •
  to replace mutilated, destroyed, lost or stolen debt securities of that series; or

  •
  to maintain a registrar and paying agent in respect of the debt securities of that series.

        At any time we may also effect a "covenant defeasance," which means we have elected to terminate our obligations under or the operation of:

  •
  some of the covenants applicable to a series of debt securities, including any covenant that is added specifically for such series and is described in a prospectus supplement;

  •
  the bankruptcy provisions with respect to a subsidiary guarantor; and

  •
  the guarantee provision described under "—Events of Default, Remedies and Notice—Events of Default" above with respect to the series of debt securities, if applicable, and any event of default that is added specifically for such series and described in a prospectus supplement.

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the defeased series of debt securities may not be accelerated because of an event of default with respect to that series. If we exercise our covenant defeasance option, payment of the defeased series of debt securities may not be accelerated because of an event of default specified in the fifth (with respect only to a subsidiary guarantor (if any)) or sixth bullet point under "—Events of Default" above or an event of default that is added specifically for such series and described in a prospectus supplement. If we exercise either our legal defeasance option or our covenant defeasance option, any Subsidiary Guarantee will terminate with respect to the defeased series of debt securities and any security that may have been granted with respect to that series will be released.

        In order to exercise either defeasance option, we must:

  •
  irrevocably deposit in trust with the trustee money or U.S. government obligations for the payment of principal, premium, if any, and interest on that series of debt securities to redemption or stated maturity, as the case may be;

  •
  comply with several other conditions, including that no default with respect to that series has occurred and is continuing after the deposit in trust; and

  •
  deliver to the trustee an opinion of counsel to the effect that holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

        In the event of any legal defeasance, holders of the debt securities of the defeased series would be entitled to look only to the trust fund for payment of principal of and any premium and interest on their debt securities through maturity.

        Although the amount of money and U.S. government obligations on deposit with the trustee would be intended to be sufficient to pay amounts due on the debt securities of a defeased series at the time of their stated maturity, if we exercise our covenant defeasance option for the debt securities of any series and the debt securities are declared due and payable because of the occurrence of an event of default, such amount may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such event of default. We would remain liable for such payments, however.

        In addition, we may discharge all our obligations under the indenture with respect to debt securities of a particular series, other than our obligation to register the transfer of and exchange such debt securities, provided that we either:

  •
  deliver all outstanding debt securities of such series to the trustee for cancellation; or

  •
  all such debt securities not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are called for redemption within one year, and in the case of this bullet point, we have deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such debt securities, including interest to the stated maturity or applicable redemption date.

No Personal Liability of General Partner or Enbridge Management

        None of Enbridge Energy Company, Enbridge Management, or their respective directors, officers, employees, incorporators, members and stockholders, as such, will be liable for:

  •
  any of our obligations or the obligations of any subsidiary guarantor under the debt securities, the indenture or any Subsidiary Guarantee; or

  •
  any claim based on, in respect of, or by reason of, such obligations or their creation.

        The preceding paragraph does not change any obligation of our general partner to restore any negative balance in its capital account (maintained by us pursuant to our partnership agreement) upon liquidation of its interest in us.

        By accepting a debt security, each holder will be deemed to have waived and released all liability described in the first paragraph of this subsection. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Subordination

        Debt securities of a series (and any subsidiary guarantees of that series) may be subordinated to "Senior Indebtedness," which we define generally to include any Debt created or assumed by us (or, if the series is guaranteed, by the subsidiary guarantors), whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such Debt, it is provided that such Debt is not superior in right of payment to the debt securities (or, if the series is guaranteed, to the subsidiary guarantees), or to other Debt that is pari passu with or subordinated to the debt securities (or, if the series is guaranteed, to the subsidiary guarantees). Subordinated debt securities of any series (and, if the series is guaranteed, the subsidiary guarantees) will be subordinate in right of payment, to the extent and in the manner set forth in the indenture and the prospectus supplement relating to such series, to the prior payment of all of our Debt or other indebtedness and that of any subsidiary guarantor that is designated as "Senior Indebtedness" with respect to the series.

        The holders of Senior Indebtedness of ours or, if applicable, a subsidiary guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities, or any payment in respect of any Subsidiary Guarantee, in the case of any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the subsidiary guarantors' assets, to creditors:

  •
  upon a liquidation or dissolution of us or, if applicable to any series of outstanding debt securities, the subsidiary guarantors; or

  •
  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or, if applicable to any series of outstanding debt securities, to the subsidiary guarantors.

        Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities or any Subsidiary Guarantee.

        If we do not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

  •
  make any payments of principal, premium, if any, or interest with respect to subordinated debt securities or any Subsidiary Guarantee;

  •
  make any deposit for the purpose of defeasance of the subordinated debt securities; or

  •
  repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless, in any case,

  •
  the default has been cured or waived and any declaration of acceleration has been rescinded;

  •
  the Senior Indebtedness has been paid in full in cash; or

  •
  we and the trustee receive written notice approving the payment from the representatives of each issue of "Designated Senior Indebtedness."

        Generally, "Designated Senior Indebtedness" will include:

  •
  any specified issue of Senior Indebtedness of at least $100 million; and

  •
  any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

        During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities, and no subsidiary guarantor may pay any Subsidiary Guarantee, for a period called the "Payment Blockage Period." A Payment Blockage Period will commence on the receipt by us and the trustee of written notice of the default, called a "Blockage Notice," from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

        The Payment Blockage Period may be terminated before its expiration:

  •
  by written notice from the Person or Persons who gave the Blockage Notice;

  •
  by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

  •
  if the default giving rise to the Payment Blockage Period is no longer continuing.

        Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, payments may resume on the subordinated debt securities and any Subsidiary Guarantee after the expiration of the Payment Blockage Period.

        Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

        After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities will be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

        If we exercise either our legal defeasance option or our covenant defeasance option with respect to any series of subordinated debt securities, then the subordination provisions described above will not apply to any money or U.S. government obligations deposited in trust with the trustee.

        As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

        We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or "DTC," will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be registered in the name of DTC's nominee and deposited with or on behalf of DTC, and we will not issue physical certificates to any holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

        DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities.

        Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

        DTC advises us that it is:

  •
  a limited-purpose trust company organized under the New York Banking Law;

  •
  a "banking organization" within the meaning of the New York Banking Law;

  •
  a member of the United States Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered under the provisions of Section 17A of the Exchange Act.

        DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the SEC.

        DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

        We will wire principal, premium, if any, and interest payments due on the global securities to DTC's nominee. We, any subsidiary guarantor, the trustee and any paying agent will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, any subsidiary guarantor, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

        It is DTC's current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit its participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to its participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

        Payments by participants in DTC to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name."

        Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the trustee, any subsidiary guarantor or us.

        Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and in any case a successor depositary is not appointed by us within 90 days; or

  •
  we determine not to require all of the debt securities of a series to be represented by a global security and notify the trustee of our decision.

The Trustee

        SunTrust Bank acts as trustee under the indenture for the senior debt securities. The prospectus supplement relating to any subordinated debt securities will identify the trustee under the indenture for the subordinated debt securities.

        The indenture limits the right of the trustee, if it becomes our creditor, to obtain payment of claims in some cases, or to realize for its own account on property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in some other transactions. However, if it acquires any conflicting interest after a default has occurred under the indenture and is continuing, it must eliminate the conflict or resign as trustee.

        If an event of default occurs and is not cured or waived, the trustee is required to exercise such of the rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities unless they have offered to the trustee reasonable security and indemnity against the costs and liabilities that it may incur.

        The trustee may be a depositary for funds of, may make loans to and may perform other routine banking services for us and our affiliates in the normal course of business.

Governing Law

        The indenture, any subsidiary guarantees and the debt securities will be governed by New York law.

Provisions Applicable Solely to Senior Debt Securities

        The indenture for the senior debt securities contains the two covenants described in this subsection of the prospectus.

Limitations on Liens

        We will not, nor will we permit any Subsidiary to, create, assume, incur or suffer to exist any Lien upon any Principal Property or upon any capital stock of any Restricted Subsidiary, whether owned or leased on the date of the indenture or thereafter acquired, to secure any Debt of ours or any other

Person (other than the senior debt securities issued under the indenture), without in any such case making effective provision whereby all of the outstanding senior debt securities are secured equally and ratably with, or prior to, such Debt so long as such Debt is so secured. There is excluded from this restriction:

  •
  any Lien on any property or assets owned by us or any Restricted Subsidiary in existence on the date of the indenture, May 27, 2003 or created pursuant to an "after-acquired property" clause or similar term in existence on such date in any mortgage, pledge agreement, security agreement or other similar instrument applicable to us or any Restricted Subsidiary in existence on such date;

  •
  any Lien on any property or assets created at the time of acquisition of such property or assets by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

  •
  any Lien on any property or assets existing thereon at the time of the acquisition thereof by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary), provided that such Lien only encumbers the property or assets so acquired;

  •
  any Lien on any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise, provided that such Lien is not incurred in anticipation of such Person becoming a Restricted Subsidiary;

  •
  any Lien on any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

  •
  any Lien in favor of us or any Restricted Subsidiary;

  •
  any Lien created or assumed by us or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by us or any Subsidiary;

  •
  Permitted Liens;

  •
  any Lien securing Hedging Obligations of us or a Restricted Subsidiary up to an aggregate net amount at any time outstanding equal to the sum of $25.0 million plus 1% of Consolidated Net Tangible Assets;

  •
  any Lien on any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by the first nine bullet points, inclusive, above; or

  •
  any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements) of any Lien, in whole or in part, that is referred to in the first ten bullet points, inclusive, above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of (A) the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement (plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement) and (B) the maximum committed principal amount of Debt so secured at such time; provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property or assets (including improvements, alterations and repairs on such property or assets) subject to the Lien so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property or assets).

        Notwithstanding the preceding, under the indenture, we may, and may permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any Principal Property or capital stock of a Restricted Subsidiary to secure our Debt or the Debt of any other Person (other than the senior debt securities) that is not excepted by bullet points one through eleven, inclusive, above without securing the senior debt securities, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all other Liens not excepted by bullet points one through eleven, inclusive, above (but subject to the inclusion specified in the proviso following the two bullet points below), together with all net sale proceeds from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by bullet points one through four, inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below), does not exceed at any one time the greater of:

  •
  the amount of Debt then outstanding under the First Mortgage Notes plus 2% of Consolidated Net Tangible Assets; and

  •
  10% of Consolidated Net Tangible Assets;

provided that, for purposes of both of the determinations above, the amount of any Debt then outstanding that is secured by one or more Liens under the mortgage securing the First Mortgage Notes shall be considered as Debt incurred pursuant to a Lien that is not excepted by bullet points one through eleven, inclusive, of the previous paragraph.

Restriction on Sale-Leasebacks

        We will not, and will not permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

  •
  such Sale-Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later;

  •
  the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

  •
  we or such Restricted Subsidiary would be entitled under the limitations on liens covenant described above to incur Debt secured by a Lien on the Principal Property subject to the Sale-Leaseback Transaction in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities; or

  •
  we or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption or retirement of any unsubordinated Funded Debt of ours or any Funded Debt of a Subsidiary of ours, or (B) investment in another Principal Property.

        Notwithstanding the preceding, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by bullet points one through four, inclusive, of the above paragraph, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding Debt (other than the senior debt securities) secured by Liens upon Principal Properties not excepted by bullet points one through eleven, inclusive, of the first paragraph of the limitations on liens covenant described above (but subject to the inclusion specified on the proviso following the two bullet points below), do not exceed at any one time the greater of:

  •
  the amount of Debt then outstanding under the First Mortgage Notes plus 2% of Consolidated Net Tangible Assets; and

  •
  10% of Consolidated Net Tangible Assets;

provided that, for purposes of both of the determinations above, the amount of any Debt then outstanding that is secured by one or more Liens under the mortgage securing the First Mortgage Notes shall be considered as Debt incurred pursuant to a Lien that is not excepted by bullet points one through eleven, inclusive, of the first paragraph of the limitation on liens covenant described above.

Certain Definitions

        As used in this description:

        "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom

  •
  all current liabilities (excluding (A) any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and

  •
  the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth on the consolidated balance sheet of us and our consolidated subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles in the United States, as in effect from time to time.

        "Debt" means any obligation created or assumed by any Person for the repayment of money borrowed, any purchase money obligation created or assumed by such Person and any guarantee of the foregoing.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor statute.

        "First Mortgage Notes" means the 9.15% First Mortgage Notes due 2011 of Enbridge Energy, Limited Partnership, a Delaware limited partnership.

        "Funded Debt" means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

        "Hedging Obligations" means, with respect to any Person, the net obligations (not the notional amount) of such Person under interest rate and commodity price swap agreements, interest rate and commodity price cap agreements, interest rate and commodity price collar agreements and foreign currency and commodity price exchange agreements, options or futures contracts or other similar agreements or arrangements or hydrocarbon hedge contracts or hydrocarbon forward sale contracts, in each case designed to protect such Person against fluctuations in interest rates, foreign exchange rates or commodity prices.

        "Lien" means, as to any Person, any mortgage, lien, pledge, security interest or other encumbrance in or on, or adverse interest or title of any vendor, lessor, lender or other secured party to or of the Person under conditional sale or other title retention agreement or capital lease with respect to, any property or asset of the Person.

        "Permitted Liens" means

  •
  Liens upon rights-of-way for pipeline purposes;

  •
  any statutory or governmental Lien, mechanics', materialmen's, carriers' or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction;

  •
  the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property or assets;

  •
  Liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by us or any Restricted Subsidiary in good faith;

  •
  Liens arising under, or to secure performance of, leases, other than capital leases;

  •
  any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

  •
  any Lien upon property or assets acquired or sold by us or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

  •
  any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

  •
  any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by us or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries;

  •
  any Lien in favor of the United States of America or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any Lien securing industrial development, pollution control or similar revenue bonds; or

  •
  any easements, exceptions or reservations in any property or assets of us or any Restricted Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of our or its business or our business and the business of our Subsidiaries, taken as a whole.

        "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government, or any agency or political subdivision thereof.

        "Principal Property" means

  •
  any pipeline or terminal property or asset owned or leased by us or any Subsidiary, including any related property or asset employed in the transportation (including vehicles that generate transportation revenues), distribution, terminalling, gathering, treating, processing, marketing or storage of crude oil or refined petroleum products, natural gas, natural gas liquids, fuel additives or petrochemicals, which property or assets are located in the United States or Canada and

  •
  any processing or manufacturing plant or terminal owned or leased by us or any Subsidiary that is located within the United States or Canada, except, in the case of either preceding bullet point,

  •
  any property or asset consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles (but excluding vehicles that generate transportation revenues as provided above), and

  •
  any such property or asset, plant or terminal which, in the opinion of the board of directors of Enbridge Management, is not material in relation to the activities of us and our Subsidiaries, taken as a whole.

        "Restricted Subsidiary" means any of our Subsidiaries owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

        "Sale-Leaseback Transaction" means the sale or transfer by us or any Restricted Subsidiary of any Principal Property to a Person (other than us or a Restricted Subsidiary) and the taking back by us or any Restricted Subsidiary, as the case may be, of a lease of such Principal Property.

        "Securities Act" means the Securities Act of 1933, as amended, and any successor statute.

        "Subsidiary" means, with respect to any Person,

  •
  any other Person of which more than 50% of the total voting power of capital interests (without regard to any contingency to vote in the election of directors, managers, trustees, or equivalent persons), at the time of such determination, is owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of such Person;

  •
  in the case of a partnership, any Person of which more than 50% of the partners' capital interests (considering all partners' capital interests as a single class), at the time of such determination, is owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of such Person; or

  •
  any other Person in which such Person or one or more of the Subsidiaries of such Person have the power to control, by contract or otherwise, the board of directors, managers, trustees or equivalent governing body of, or otherwise control, such other Person.

DESCRIPTION OF OUR CLASS A COMMON UNITS

General

        Generally, our Class A common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and our general partner in and to cash distributions, see "Cash Distribution Policy" in this prospectus.

        Class A common units may be held in "street name" or by any other nominee holder. We are entitled to treat the nominee holder of a Class A common unit as the absolute owner thereof, and the beneficial owner's rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

        Our Class A common units are listed on the New York Stock Exchange under the symbol "EEP."

Number of Class A Common Units

        As of December 31, 2005, we had 49,938,834 Class A common units outstanding. Our partnership agreement does not limit the number of common units we may issue.

Transfer Agent and Registrar

Duties

        Mellon Investor Services LLC is the registrar and transfer agent for the Class A common units and receives fees from us for serving in such capacities. All fees charged by the transfer agent for transfers of Class A common units will be borne by us and not by our unitholders, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes or other governmental charges, special charges for services requested by a Class A common unitholder and other similar fees or charges will be borne by the affected Class A common unitholder. There will be no charge to Class A common unitholders for disbursements of our cash distributions. We have agreed to indemnify the transfer agent against certain liabilities.

Resignation or Removal

        The transfer agent may at any time resign, by notice to us, or be removed by us, such resignation or removal to become effective upon the appointment by our general partner of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, our general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Class A Common Units

        Until a Class A common unit has been transferred on our books, we and the transfer agent may treat the record holder thereof as the absolute owner for all purposes, notwithstanding any notice to the contrary or any notation or other writing on the certificate representing such Class A common unit, except as otherwise required by law. Any transfer of a Class A common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application.

        By executing and delivering a transfer application, the transferee of Class A common units:

  •
  becomes the record holder of such Class A common units and is an assignee until admitted as a substituted limited partner;

  •
  automatically requests admission as a substituted limited partner;

  •
  agrees to be bound by the terms and conditions of and executes our partnership agreement;

  •
  represents that such transferee has capacity and authority to enter into our partnership agreement;

  •
  grants powers of attorney to our general partner and any liquidator of us as specified in the transfer application; and

  •
  makes the consents and waivers contained in our partnership agreement.

        An assignee has the right to receive distributions in respect of Class A common units, but is not a limited partner. An assignee will become a limited partner in respect of the transferred Class A common units upon the consent of our general partner and the recordation of the name of the assignee on our books and records. Such consent may be withheld in the sole discretion of our general partner. Class A common units are securities and are transferable according to the laws governing transfer of securities.

        In addition to other rights acquired upon transfer, the transferor gives the transferee who executes and delivers a transfer application the right to request admission as a substituted limited partner in respect of the transferred Class A common units. A purchaser or transferee of Class A common units who does not execute and deliver a transfer application obtains only (1) the right to assign the Class A common units to a purchaser or other transferee and (2) the right to transfer the right to seek admission as a substituted limited partner with respect to the transferred Class A common units. Thus, a purchaser or transferee of Class A common units who does not execute and deliver a transfer application will not receive cash distributions unless the Class A common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such Class A common units, and may not receive certain federal income tax information or reports furnished to unitholders of record. The transferor of Class A common units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Class A common units, but a transferee agrees, by acceptance of the certificate representing Class A common units, that the transferor will not have a duty to see to the execution of the transfer application by the transferee and will have no liability or responsibility if such transferee neglects or chooses not to execute and forward the transfer application.

Summary of Partnership Agreement

        A summary of the important provisions of our partnership agreement is included in reports filed with the SEC, which are incorporated by reference into the registration statement of which this prospectus is a part.

CASH DISTRIBUTION POLICY

Requirement to Distribute Available Cash

        Our partnership agreement provides that we will distribute all of our available cash to our partners on a quarterly basis. Distributions for a quarter are made within 45 days after the end of the quarter.

Definition of Available Cash

        Available cash generally means, for any calendar quarter, all cash we receive from all sources, plus net reductions to cash reserves, less all of our cash disbursements and net additions to cash reserves.

Establishment of Reserves

        Decisions regarding amounts to be placed in or released from reserves have a direct impact on the amount of available cash for distribution. This is because increases and decreases in reserves are taken into account in computing available cash. Each quarter we may, in our reasonable discretion, determine the amounts to be placed in or released from reserves, subject to restrictions on the purposes of the reserves and to the approval of Enbridge Energy Company.

Cash Distributions and Additional i-Units

        Typically, the general partner and owners of common units will receive distributions in cash. Instead of receiving cash distributions, the number of i-units owned by Enbridge Management and the percentage of total units in us owned by Enbridge Management will increase automatically under the provisions of the our partnership agreement. The cash equivalent amount of the additional i-units that Enbridge Management will own following a distribution of cash to the general partner and owners of common units will be treated as if it actually had been distributed for purposes of determining the distributions to the general partner. We will not distribute the cash related to the i-units but will instead retain that cash and use the cash in our business. We will also retain and reinvest in our business a portion of the cash that would otherwise be distributed to the general partner.

Two Different Types of Distributions

        The distributions of available cash we make are characterized either as distributions of cash from operations or as distributions of cash from interim capital transactions. This distinction affects common unit distributions and the number of additional i-units Enbridge Management will own relative to the distributions to the general partner.

Cash from Operations

        Cash from operations, which is determined on a cumulative basis, generally means:

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  the $54 million cash balance that we had on the closing date of our initial public offering in 1991; plus

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  all cash receipts from operations; less

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  all cash operating expenditures, including maintenance capital expenditures; less

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  all cash debt service payments, except for certain payments of premium and principal in connection with sales or other dispositions of assets or refinancing or refunding of indebtedness; less

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  the amount of cash reserves that Enbridge Management deems necessary or appropriate to provide funds for the expenditures and payments described above and distributions to partners over the next four calendar quarters.

Cash from Interim Capital Transactions

        Cash from interim capital transactions is generated by:

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  borrowings and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business);

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  sales of units or other equity interests for cash; and

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  sales or other dispositions of any assets for cash (other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business).

Rule for Characterizing Distributions

        To avoid the difficulty of trying to determine whether available cash we distribute is cash from operations or cash from interim capital transactions, all available cash we distribute from any source will be treated as distributions of cash from operations until the sum of all available cash distributed equals the cumulative amount of cash from operations actually generated from December 27, 1991 (the date we commenced operations) through the end of the calendar quarter prior to that distribution. Any distribution of available cash which, when added to the sum of all prior distributions, is in excess of the cumulative amount of cash from operations, will be considered a distribution of cash from interim capital transactions. For purposes of calculating the sum of all distributions of available cash, the amount of cash that we retain in respect of the i-units and the general partner's partnership interest will be treated as distributions of available cash. We will retain that cash and use the cash in our business.

General Procedures for Quarterly Distributions

        The following illustrates the implementation of the provisions described above. For each quarter, Enbridge Management will use the following procedures to determine the amount of cash that we will distribute to the holders of common units and the general partner and the number of additional i-units that Enbridge Management will own:

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  first, Enbridge Management will determine the amount of available cash for the quarter;

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  second, Enbridge Management will determine whether the available cash to be distributed will be characterized as cash from operations or cash from interim capital transactions;

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  third, Enbridge Management will calculate the amount of this available cash that will be distributed to our partners and the amount that will be retained by us for use in our business. If the available cash is characterized as cash from operations, Enbridge Management will cause us to distribute and retain the available cash as described below under "Distributions of Cash from Operations." If the available cash is characterized as cash from interim capital transactions, Enbridge Management will cause us to distribute and retain the available cash as described below under "Distributions of Cash from Interim Capital Transactions." As a result of this process, Enbridge Management will determine the amounts of cash to be distributed to the general partner and owners of common units and the amount of cash to be retained by us for use in our business. Enbridge Management will also determine the total cash equivalent amount that will be used to calculate the number of additional i-units it will own following the distribution of cash to the general partner and owners of common units (as described in "fifth" below) and the number of additional shares Enbridge Management will distribute to its shareholders;

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  fourth, Enbridge Management will divide the total cash equivalent amount by the average market price per share, as determined for the 10-trading day period ending on the trading day immediately prior to the ex-dividend date for its shares, to determine the number of additional

    i-units Enbridge Management will own following the distribution of cash to the general partner and owners of common units described in "fifth" below; and

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  fifth, Enbridge Management will cause us to make the cash distributions to the general partner and owners of common units and the number of i-units Enbridge Management owns will increase under the provisions of the our partnership agreement with the result that the number of i-units owned by Enbridge Management will equal the number of its shares and voting shares that are outstanding following the distribution of additional shares by Enbridge Management to its subsidiaries.

        The discussion below indicates the percentages of distributions of available cash required to be made to our limited partners and general partner. Except as otherwise noted in the discussion below, all distributions to the general partner and owners of common units will be made in cash. Except in liquidation, i-units will not be entitled to receive cash distributions. Instead of receiving cash distributions, the number of i-units owned by Enbridge Management will increase automatically under the terms of our partnership agreement as described above. The cash equivalent amount of the additional i-units that Enbridge Management will own following a distribution of cash to the general partner and owners of common units will be treated as if it had actually been distributed for purposes of determining the distributions to be made to the general partner. We will not distribute the cash related to the i-units but instead will retain that cash and use the cash in our business. We will also retain and reinvest in our business a portion of the cash that would otherwise be distributed to the general partner.

Distributions of Cash from Operations

        Subject to certain adjustments, we will distribute or retain cash from operations for each quarter as follows:

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  first, 98% in respect of the common units and i-units, pro rata, and 2% in respect of the general partner's partnership interest until the owners of common units have received a total of $0.59 per common unit in cash and we have retained a total of $0.59 per i-unit in cash for that quarter;

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  second, 85% of any cash from operations then remaining in respect of the common units and i-units, pro rata, and 15% in respect of the general partner's partnership interest until the owners of common units have received a total of $0.70 per common unit in cash and we have retained a total of $0.70 per i-unit in cash for that quarter;

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  third, 75% of any cash from operations then remaining in respect of the common units and i-units, pro rata, and 25% in respect of the general partner's partnership interest until the owners of common units have received a total of $0.99 per common unit in cash and we have retained a total of $0.99 per i-unit in cash for that quarter; and

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  fourth, 50% of any cash from operations then remaining in respect of the common units and i-units, pro rata, and 50% in respect of the general partner's partnership interest.

        We will distribute cash from operations in respect of common units and will retain cash from operations in respect of i-units. We will distribute cash from operations in respect of the general partner's partnership interest, except that we will retain out of such amounts an amount equal to 2% of the amount obtained by dividing (i) the cash from operations retained in respect of the i-units described above by (ii) 98%.

Distributions of Cash from Interim Capital Transactions

        We will distribute or retain cash from interim capital transactions as follows:

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  first, 98% in respect of common units and i-units, pro rata, and 2% in respect of the general partner's partnership interest until we have distributed in respect of each Class A common unit issued in our initial public offering cash from interim capital transactions in an amount equal to $21.50; and

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  thereafter, cash from interim capital transactions will be distributed as if it were cash from operations, and because the minimum quarterly and target distributions will have been reduced to zero, as described below under "—Adjustment of the Minimum Quarterly and Target Distributions," the general partner's share of distributions of available cash will increase, in general, to 50% of all distributions of available cash.

        Notwithstanding the foregoing, if the minimum quarterly and target distributions have been reduced to zero as a result of distributions of cash from interim capital transactions and the Class A common unitholders have ever failed to receive the minimum quarterly distribution, distributions and retentions of cash from interim capital transactions will first be made 98% in respect of Class A common units and i-units, pro rata, and 2% in respect of the general partner's partnership interest until we have distributed in respect of each Class A common unit issued in our initial public offering, cash from operations since our inception together with current distributions of cash from interim capital transactions in an aggregate amount equal to the minimum quarterly distribution for all periods since our inception. To date, the holders of the common units have always received at least the minimum quarterly distribution. Distributions of cash from interim capital transactions will not reduce target distributions in the quarter in which they are distributed.

        We will distribute cash from interim capital transactions in respect of common units and will retain cash from interim capital transactions in respect of i-units. We will distribute cash from interim capital transactions in respect of the general partner's partnership interest, except that we will retain out of such amounts an amount equal to 2% of the amount obtained by dividing (i) the cash from interim capital transactions retained in respect of the i-units described above by (ii) 98%.

Adjustment of the Minimum Quarterly and Target Distributions

        The minimum quarterly and target distributions will be adjusted proportionately if any distribution, combination or subdivision of units occurs, whether effected by a distribution payable in units or otherwise, but not by reason of the additional i-units that Enbridge Management will own after each quarterly distribution as described above. In addition, if a distribution is made of cash from interim capital transactions, the minimum quarterly and target distributions will be adjusted downward by multiplying each amount, as the same may have been previously adjusted, by a fraction, the numerator of which is the unrecovered initial unit price immediately after giving effect to such distribution and the denominator of which is the unrecovered initial unit price immediately prior to such distribution. The unrecovered initial unit price is the amount by which $21.50 exceeds the aggregate per unit distributions of cash from interim capital transactions. If and when the unrecovered initial unit price is zero, the minimum quarterly and target distributions each will have been reduced to zero.

        For example, if a two-for-one split of the common units and i-units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its then-existing level. We will not make any of these adjustments by reason of Enbridge Management's ownership of additional i-units after each distribution on the common units of available cash from operations or interim capital transactions or the issuance of additional units for cash or property.

        The minimum quarterly and target distributions may also be adjusted if legislation is enacted that causes us to become taxable as a corporation or otherwise subjects us to taxation as an entity for U.S. federal income tax purposes. In such event, the minimum quarterly and target distributions for each quarter thereafter would be reduced to an amount equal to the product of each of the minimum quarterly and target distributions multiplied by one minus the sum of the effective U.S. federal income tax rate to which we are subject as an entity (expressed as a fraction) plus the effective overall state and local income tax rate to which we are subject as an entity (expressed as a fraction) for the taxable year in which such quarter occurs. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly and target distributions would be reduced to 62% of their previous levels.

Distributions in Liquidation

        We may not take any action to cause a liquidation unless, prior to such liquidation, Enbridge Inc. has agreed to purchase all of Enbridge Management's shares or the holders of its shares have voted to approve such liquidation.

        Upon our dissolution, unless we are reconstituted and continued, the authorized liquidator will liquidate our assets and apply the proceeds of the liquidation generally as follows:

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  first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

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  second, to all partners in accordance with the positive balances in their respective capital accounts.

        Under some circumstances and subject to various limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time if the liquidator determines that an immediate sale would be impractical or would cause undue loss to the partners.

        If we are liquidated, it is intended that, to the extent available, Enbridge Management will be allocated income and gain, or deduction and loss, in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit. Thus, generally, any income or gain will be allocated:

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  first, to owners of the i-units until the capital account of each i-unit equals the capital account of a common unit; and

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  thereafter, between the owners of common units and i-units, as limited partners, and Enbridge Energy Company, as the general partner, in a manner that approximates their sharing ratios in the various target distribution levels and equally on a per unit basis between the i-units and the common units.

        After each distribution of cash to other unitholders, including regular quarterly distributions, Enbridge Management's ownership of additional i-units generally will represent the right to be allocated an increased share of that income or gain upon liquidation.

        Any deduction or loss generally will be allocated:

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  first, to the common units until the per unit balance in a common unit capital account equals the per unit balance in an i-unit capital account;

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  second, in proportion to the positive balances in the partners' capital accounts until all the balances are reduced to zero; and

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  thereafter, to the general partner.

USE OF PROCEEDS

        We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

LEGAL MATTERS

        In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Fulbright & Jaworski L.L.P. and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) of Enbridge Energy Partners, L.P. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated statement of financial position of Enbridge Energy Company, Inc. incorporated in this prospectus by reference to our Current Report on Form 8-K dated May 6, 2005 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Enbridge Energy Partners, L.P.

              Class A Common Units

Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT

November    , 2007

Joint Book-Running Managers
Citi
Morgan Stanley
Wachovia Securities